To: UNITED STATES SECURITIES AND EXCHANGE COMMISSION,Washington, D.C. 20549

Regarding Form S-1, Registration Statement Under The Securities Act of 1933

From: MTRON Research Labs, Inc.
8 The Green Suite A
Dover, Delaware 19901
Email: admin@mtronlabs.com
Phone: 719-649-5426

SIC 8731, Commercial Physical and Biological Research Establishment

The State or other jurisdiction of incorporation or organization is Delaware.

The IRS Employer Identification No.is 85-3332344

Joseph L. DeBenedittis
CEO, President
MTRON Research Labs, Inc.
8 The Green Suite A
Dover, Delaware 19901
Email: admin@mtronlabs.com
Phone: 719-649-5426

Approximate date of commencement of Proposed sale to the public: Twenty days after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: Yes

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.Yes, this is the first filing.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. No.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. No.

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of large, accelerated filer, accelerated filer and smaller reporting company in Rule 12b-2 of the Exchange Act. (Check one):

Large, accelerated filer ? No
Accelerated filer ? No
Non-accelerated filer ? No
(Do not check if a smaller reporting company)
Smaller reporting company ? Yes

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered:
Convertible Debt to Equity, and Common Stock

Proposed Maximum Aggregate Offering Price(1)(2):$ 100.00
Amount of Registration Fee: $ 0.01

(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)Includes shares that the underwriters may have the option to purchase to cover over-allotments, if any.

The Registrant hereby files this Registration Statement on or about April 5, 2021. This registration Statement may become effective after April 25, 2021.

Security and Exchange Commission Required DISCLAIMERS: The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted. The information in this prospectus is provided to the best of our knowledge and belief. This Prospectus is not intented to provide any type of investment, legal or tax advice. A Prospectus, the Penny Stock Disclosure,the Risks Disclosures, and a duly signed Acknowledgement of Risks Disclosures are required for your further review. Financial, Legal, Tax and other Professionals should be consulted before any stock purchases are made.

PROSPECTUS, Dated March 19, 2021

100,000,000 Aggregate Shares

MTRON Research Labs, Inc.

The total number of shares authorized by MTRON Research Labs, Inc., for issue is 100,000,000 shares.

MTRON Research Labs, Inc.is offering convertible bonds, preferred stock, and common stock. We shall not be receiving any proceeds from the selling stockholders. As a market-maker, MTRON may receive proceeds in the event of its stock "buy-back." The price of each share may raise or lower.

The purpose of this offering: The capital raised shall be used to make several prototypes of the LASER RIFLE, the development of levitated magnetic trains in the United States; the development of inner and outer space, and underwater communication; for additional SEC Filings, registrations to be listed with FINRA, the Global OTC, and with NASDAQ; a building complex; and, other business operations.

We may incorrectly anticipate that the initial public offering and the prices of the other tranches shall eventually be between $ 0.40 and $ 8.26 per share. The time frame for the Initial Public Offering may be 3 to 5 years from now. We make noguarantee that any of these statements are complete and not subject to econimicand business conditions, and to the stock market's volitility.

We intend to apply to list our Stock on under the symbol "MTRON"

Our interested FINRA registered investment broker, to this date, is Fidelity Investments. Fidelity Investments shall deal with all issues related to their business as investment brokers for MTRON Research Labs, Inc.

MTRON Research Labs, Inc. shall be its own market-maker. ASK and BID prices shall be posted with Fidelity Investments.

Convertible equity shall be offered along with preferred stock, and common stock.

The convertible equity may be converted within 3 years to five shares of common stock. The convertible equity must be held for a minimum of one year. The convertible equity shall have an annual interest rate of 15%, payable in common stock. No dividends are expected to be paid on these convertible shares.

During the next 3 to 5 years, MTRON Reseach Labs, Inc. shall offer its 100,000,000 shares of equity in the following manner:

55.9% or 55,900,000 shares of common stock shall be placed with our Founder, CEO, and Chairman, Mr. Joseph L. DeBenedittis. As the principal shareholder, Mr. DeBenedittis shall have a controlling interest in all the business affairs of MTRON Research Labs, Inc.

44.1% or 44,100,000 equity shares shall be placed with public and non-public shareholders,under Regulations A+, C, CF, and D, as amended.

The common stock offered may also be used for crowdfunding and Regulation A+ investors. The price per share for these other investors may increase, on a monthly basis from $ 0.40 per share to an estimated $ 3.02 per share. Upon listing with any of the Bulletin Boards, OTC exchanges, and the value of the stock. MTRON Research Labs, Inc. reserves the rights to buy back its stock when it may be financially sound to do so. The prices for this stock may decline, and investors may lose the dollar value invested.

A discount or commission fee of up to 8% may be offered to FINRA Registered Broker-Dealers.

MTRON Research Labs, Inc. shall initially sell all of the Aggregate Shares of this offering to the "GRAT MTRON Trust" for the sum of $ 100. Mr. Joseph L. DeBenedittis is the primary trustee for the "GRAT MTRON Trust". After this sale of the aggregate shares, MTRON Research Labs, Inc. shall buy back all of the aggregate shares from the 'GRAT MTRON Trust' for the sum of $1000. The GRAT MTRON Trust shall then pay the federal and state income taxes on its gain of $ 900. An enrolled IRS Tax Agent should be consulted on whether or not the above actions make the aggregate stock "qualified" or "not qualified."

As of March 19, 2021, the interested investment broker for MTRON Research Labs, Inc. is Fidelity Investments. An account is required with Fidelity Investments in order to be able to trade shares of MTRON's stock.

A second interested investment broker is required to meet the listing requirements of the NASDAQ, along with 400 stockholders who own 100 shares or more.

Investing in our stock involves risks.
See the section on "Risk Factors".

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Common Stock and Preferred Stock to purchasers within 3 days of their purchase.

MTRON Research Labs, Inc. has the proprietary laser technology to develop hand-held prototypes of the LASER RIFLE for the United States Military. MTRON's Rifle shall have the look and feel of the existing rifles that the Marine Corps and the Army may have now. Our design team shall enhance any features that the military deems necessary.

Another possible Revenue Stream: MTRON Research Labs, Inc., proprietary laser technology, has the capability for Laser Communications that includes Satellite to Satellite, to Aircraft, to Surface Ships, and for UNDERWATER Communications.

An additional possible Revenue Stream: MTRON Research Labs, Inc. has proprietary laser technology that is projected to outdo its competition by 30% more power, and uses about 8% of the input energy that its competition provides. MTRON's Research Labs, Inc. has proprietary technology to produce the 400 KW Laser, that can easily bank 4 of its 100 KW lasers without the 782 gallons of extra fuel that its competition requires. The photo shows a competitor's rendition of the laser cannon mounted onto a fighter aircraft, along with the two extra fuel tanks that are required to operate the laser for a 15 second burst of energy.The power pack for MTRON?s laser can fit inside the housing for the laser cannon itself. MTRON's laser does not require the extra fuel tanks shown. MTRON's burst of energy is as long as the power packs can last, about a 4-hour burst of energy. The difference is that the MTRON's laser uses the atomic forces inside the molecule. The competitor, Lockheed, uses the electromotive forces on the outside of the molecule.

An additional revenue stream that exploits MTRON's talents in Quantum Physics is the application of super conducting magnets to develop the magnetic trains in the United States. To this date, Japan, South Korea, and Red China, are using the advanced technology. France is considering this technology of magnetic levitated trains. Our elected representatives may not use this advanced technology. MTRON Research Labs, Inc. wants to be ready and available to apply the advanced physics for this green technology.

Prospectus Disclaimers

Neither we, nor the selling Stockholders, nor the underwriters, have authorized anyone to provide any information or to make any representations other than those contained in this Prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling Stockholders are offering to sell, and seeking offers to buy, shares of our Common Stock and Preferred Stock only in jurisdictions where offers and sales are permitted. The information in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sale of shares of our Common Stock. Our business and market stock prices, financial condition, results of operations, and prospects may change since that date.

The information in this Prospectus is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed initial public offering and other tranches, and only the Prospectus filed with the Securities and Exchange Commission is authorized by us to be used in connection with our proposed initial public offering and other tranches. The Prospectus will only be distributed by us, the FINRA Registered Investment Advisers, and the FINRA Registered Broker-Dealers. No other person has been authorized by us to use this document to offer or sell any of our securities.

Until 25 days after the commencement of our initial public offering, all dealers that buy, sell, or trade shares of our Common Stock, whether or not participating in our initial public offering and other tranches, shall be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, nor the selling Stockholders, nor the underwriters have done anything that would permit our initial public offering and other tranches or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this Prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our stock and the distribution of this Prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this Prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire Prospectus carefully before making an investment in our Stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled
Risk Factors' and "Management's Discussion and Analysis of Financial Condition and Results of Operations"included elsewhere in this Prospectus.

MTRON RESEARCH LABS, INC.

Our mission is to exploit the inherited proprietary knowledge in Quantum Physics that MTRON Research Labs, Inc. has for the benefit of the Defense of our Country.

The United States and other friendly, foreign countries may use the hand-held, laser technology as a RIFLE, as part of a Missile Defense System, and as communications for space to space, satellite to satellite, air to air, underwater to underwater, or any combination of these applications.

How We Create Value for clients

Our top priority is to build useful and engaging products that enable Our Country to enhance its defense posture with the laser technology that uses the valent or atomic forces that are inside the molecule.

How We Create Value for Our Country is Through the Prototypes of
MTRON Research Labs, Inc. And applying the advanced transportation capability that levitated magnetic trains could offer.

The MTRON Research Labs, Inc. exploits the valent or atomic forces inside the molecule. Through its proprietary intellectual property, MTRON's lasers output about 92% of the energy that the electrons lase. Thus, abiding by the Physical Law of the Conservation of Matter and Energy. MTRON's competition uses the plasma forces that are on the outside of the molecule. The competition's lasers are only about 30% efficient. The competition mixes up the concept of "plasma" with the concept of "laser". MTRON's Laser Technology is about 92% efficient. MTRON's laser technology exploits the forces predicted by Max Planck's Equation for Quantum Physics.

For the magnetic, levitated train, MTRON believes that there is no viable competition in the United States.

Our Strategy

We are in the early days of pursuing our mission to produce several prototypes of the hand-held, Laser Rifle, magnetic levitated trains, and advanced laser communications. We believe that we may have a significant number of sub-contractors. Key elements of our strategy are: opportunity to further enhance the value we deliver to the clients and to the defense of our country.

Registration with the Directorate of Defense Trade Controls, commonly known as ITAR Registration. The International Traffic in Arms Regulations shall be complied with for the export and import of defense related articles, services and technology on the U.S. Munitions List.

Expand Our Global Client Community. We continue to focus on growing our client base across all geographies, including relatively less-penetrated, large markets such as Brazil, Germany, India, Japan, and South Korea. We intend to grow our client base by continuing our marketing and client acquisition efforts and enhancing our products, in order to make
MTRON Research Labs, Inc. more accessible and useful.

Summary of the Risk Factors

Our business and market stock prices are subject to numerous risks described in the section entitled "Risk Factors" and elsewhere in this Prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

If we fail to retain existing clients or add new clients, or if our clients decrease their level of engagement with MTRON Research Labs, Inc., our revenue, financial results, and business and market stock prices may be significantly harmed;

We plan to generate a substantial majority of our revenue from government and civilian authorized contracts. The loss of contracts, or the reduction in spending by clients with MTRON Research Labs, Inc., may seriously harm our business and market Stock prices;

Our business and market stock prices are highly competitive, and competition presents an ongoing threat to the success of our business and market Stock prices; also, our competition has been providing defense services to the US government for quite some time. Our competition has the political clout that MTRON Research Labs, Inc. has not developed to this date. Our competition's laser, even though their laser is only 30% efficient, our competition has been awarded Defense contracts for their plasma laser totaling $ 600 million to date.

The magnetic levitated train technology is unproven in the United States. Public Opinion may be against the use of any technologies that MTRON proposes.

Improper access to or disclosure of our company's proprietary information may harm our reputation and adversely affect our business and market Stock prices; our business and market stock prices are subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and may harm our business and market Stock prices; Our CEO has control over key decision making as a result of his control of a majority of our voting Stock;
The loss of Joseph L. DeBenedittis, Arthur J. Nutter, Thomas J. DeBenedittis or other key personnel may harm our business and market Stock prices;

The market price of our stock may be volatile or may decline, and you may not be able to resell your shares at or above the initial public offering and other tranches price; and, Substantial blocks of our total outstanding shares may be sold into the market as "lock-up" periods end, as further described in "Shares Eligible for Future Sale." If there are substantial sales of shares of our common Stock, the price of our stock may decline.

Corporate Information

We have incorporated in Delaware in October 2020. Unless expressly indicated or the context requires otherwise, the terms "MTRON Research Labs, Inc.", MTRON, "company," "we," "us," and "our" in this Prospectus refer to
MTRON Research Labs, INC., a Delaware corporation, and, where appropriate, its wholly-owned subsidiaries. The term "MTRON Research Labs, Inc." may also refer to our products, regardless of the manner in which they are accessed. Our principal executive offices are located at 8 The Green Suite A, Dover, Delaware 19901, and our telephone number is (719) 649-5426. Our website address is www.meccatron.com. The information on or that can be accessed through our website is not part of this Prospectus.

MTRON Research Labs, Inc., the MTRON Research Labs, Inc. logo, and our other registered or common law trademarks, service marks, or trade names appearing in this Prospectus are the property of MTRON Research Labs, Inc. Other trademarks, service marks, or trade names appearing in this Prospectus are the property of their respective owners.

THE OFFERING

The convertible equity, the preferred stock and the common stock shall be detailed in the amendments to this registration statement.

USE OF PROCEEDS

Approximately $ 750,000 per year is required to operate and maintain a laser research laboratory. Additional proceeds shall be used for marketing, administration, and purchase of a building complex.

The principal purposes of our initial public offering and other tranches are to create a public market for our stock and thereby enable future access to the public equity markets by us and our employees, obtain additional capital, and facilitate an orderly distribution of shares for the selling Stockholders.

We intend to use the net proceeds from our initial public offering and other tranches for working capital and other general corporate purposes. We may use portions of the raised capital to market our securities to FINRA Registered Investment Advisors and to FINRA Registered Broker-Dealers. Additionally, we may use a portion of the proceeds to us for acquisitions of complementary business and market stock prices, technologies, or other assets.

Voting Rights

Shares of Convertible Equity and Preferred Stock are not entitled to any votes per share.

The proposed stock symbol is "MTRON".

Unless expressly indicated or the context requires otherwise, all information in this Prospectus assumes the conversion of all outstanding shares of our convertible equity into 5 shares of common stock within the next
3 years from the date of filing of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

To this date, MTRON Research Labs, Inc. has incurred the following costs:
Company Chartering Costs paid to "Delaware Corporate Headquarters, LLC.", October 6, 2020, in the amount of $ 565.
Registration with the State of Colorado as a Foreign Corporation, October 15, 2020, in the amount of $ 50.
Registration of the tradename, "MTRON" with the State of Colorado, October 15, 2020, in the amount of $ 6.

For the Year Ended December 31, 2020:
Total Expenses, other than Founder's Equity, is $ 621.
Total Income is $ --
Net Profit / Loss is $ (621.)

RISK FACTORS

Investing in our convertible equity, preferred stock, and common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Prospectus, including the future consolidated financial statements and the related notes included elsewhere in thisProspectus, before deciding whether to invest in shares of our company equity. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business and market stock prices. If any of the following risks actually occurs, our business and market stock prices, financial condition, results of operations, and future prospects may be materially and adversely affected. In that event, the market price of our stock may decline, and you may lose part or all of your investment.

Risks Related to Our Business, the market stock prices and our industry:

If we fail to retain existing clients or add new clients, or if our clients decrease their level of engagement with MTRON Research Labs Inc.,our revenue, financial results, and business and market stock prices may be significantly harmed.

The size of our client base and our clients level of engagement are critical to our success. We had no clients as of December 31, 2020. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining, and engaging active clients. We anticipate that our active client growth rate will decline over time as the size of our active client base increases, and as we achieve higher market penetration rates. To the extent our active client growth rate slows, our business and market stock prices performance will become increasingly dependent on our ability to increase levels of client engagement in current and new markets. If people do not perceive our products to be useful, reliable, and trustworthy, we may not be able to attract or retain clients or otherwise maintain or increase the frequency and duration of their engagement. A number of other laser research companies that achieved early popularity may since seen their active client bases or levels of engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our active client base or engagement levels. A decrease in client retention, growth, or engagement may render MTRON Research Labs, Inc. less attractive to sub-contractors and clients, which may have a material and adverse impact on our revenue, business and market stock prices, financial condition, and results of operations. Any number of factors may potentially negatively affect client retention, growth, and engagement, including if:
clients increasingly engage with competing products;
we fail to introduce new and improved products or if we introduce new products or services that are not favorably received;
we are unable to successfully balance our efforts to provide a compelling client experience with the decisions we make with respect to the frequency, prominence, and size of products and other commercial content that we display; there are changes in client sentiment about the quality or usefulness of our products or concerns related to privacy and sharing, safety, security, or other factors;
we are unable to manage and prioritize information to ensure clients are presented with content that is interesting, useful, and relevant to them; there may be adverse changes in our products that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees;
technical or other problems prevent us from delivering our products in a rapid and reliable manner or otherwise affect the client experience;
we adopt policies or procedures related to areas such as sharing or client data that are perceived negatively by our clients or the general public;
we fail to provide adequate customer service to clients, sub-contractors, or clients;
we, our sub-contractors, or other companies in our industry are the subject of adverse media reports or other negative publicity; or If we are unable to maintain and increase our client base and client engagement, our revenue, financial results, and future growth potential may be adversely affected.

We shall generate a substantial majority of our revenue from raising capital. loss of clients, or reduction in spending by clients with MTRON Research Labs, Inc., may seriously harm our business and market stock prices.

The substantial majority of our revenue may be generated from third parties raising capital for MTRON Research Labs, Inc. In 2020, raising capital accounted for 0% of our revenue. As is common in the industry, our clients typically do not have long-term raising capital commitments with us. Many of our clients spend only a relatively small portion of their overall raising capital budget with us. In addition, clients may view some of our products, such as sponsored stories and products with defense context, as experimental and unproven. clients will not continue to do business with us, or they may reduce the prices they are willing to pay to advertise with us, if we do not deliver products and other commercial content in an effective manner, or if they do not believe that their investment in raising capital with us will generate a competitive return relative to other alternatives.

Our raising capital revenue may be adversely affected by a number of other factors, including: decreases in client engagement, including time spent with MTRON Research Labs, In.;
loss of raising capital market share to our competitors;
adverse legal developments relating to raising capital, including legislative and regulatory developments and developments in litigation;
adverse media reports or other negative publicity involving us, our sub-contractors, or other companies in our industry;
our inability to create new products that sustain or increase the value of our products and other commercial content;
the degree to which clients opt out of defense products or otherwise limit the potential audience of commercial content;
changes in the way online raising capital is priced;
the impact of new technologies that may block; and the impact of macroeconomic conditions and conditions in the raising capital industry in general.
The occurrence of any of these or other factors may result in a reduction in demand for our development efforts.

We may not be successful in our efforts to grow and further monetize MTRON Research Labs, Inc..

If we are not successful in our efforts to grow our or if we are unable to build and maintain good relations with sub-contractors, our client growth and client engagement and our financial results may be adversely affected.
Our business and market stock prices are highly competitive. Competition presents an ongoing threat to the success of our business and market stock prices.

We face significant competition in almost every aspect of our business and market stock prices, including from companies such as the major defense contractors, to include: Lockheed, Grumman, Boeing, United Technologies, and others, which offer a variety of Defense-related products, services, content, and online raising capital offerings, as well as from mobile companies and smaller Defense-related companies that offer products and services that may compete with specific MTRON Research Labs, Inc. features. We also face competition from existing laser rifle technology that the Red Chinese have; and the Israeli Space Weapon. As we introduce new products, as our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition.

Some of our current and potential competitors may significantly more great resources and better competitive positions in certain markets than we do. These factors may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market requirements. Our competitors may develop products, features, or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, partners may use information shared by our clients through the MTRON Research Labs, Inc. in order to develop products or features that compete with us. Certain competitors, including Lockheed, may use strong or dominant positions in one or more markets to gain competitive advantage against us in areas where we operate including: by integrating competing laser research or features into products they control such as aircraft mounted missiles, and ground-based laser systems. As a result, our competitors may acquire and engage clients at the expense of the growth or engagement of our client base, which may negatively affect our business and market stock prices and financial results.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:
the usefulness, ease of use, performance, and reliability of our products compared to our competitors;
the size and composition of our client base;
the engagement of our clients with our products;
the timing and market acceptance of products, including developments and enhancements to our or our competitors' products;
our ability to monetize our products, including our ability to successfully monetize mobile usage;
the frequency, size, and relative prominence of the products and other commercial content displayed by us or our competitors;
customer service and support efforts;
marketing and selling efforts;
our ability to establish and maintain sub-contractors? interest in building on the MTRON Research Labs, Inc. efforts;
changes mandated by legislation, regulatory authorities, or litigation, including settlements and consent decrees, some of which may a disproportionate effect on us;
acquisitions or consolidation within our industry, which may result in more formidable competitors;
our ability to attract, retain, and motivate talented employees, particularly communications, embedded systems, and design engineers;
our ability to cost-effectively manage and grow our operations; and our reputation and brand strength relative to our competitors.
If we are not able to effectively compete, our client base and level of client engagement may decrease, which may make us less attractive to sub-contractors and clients and materially and adversely affect our revenue and results of operations.
Action by governments to restrict access to MTRON Research Labs, Inc. in their countries may substantially harm our business and market stock prices and financial results.

It is possible that governments of one or more countries may seek to censor prototypes available from MTRON Research Labs, Inc. in their country, restrict access to MTRON Research Labs, Inc. from their country entirely, or impose other restrictions that may affect the accessibility of MTRON Research Labs,
 Inc. in their country for an extended period of time or indefinitely.
In addition, governments in other countries may seek to restrict access to MTRON Research Labs, Inc. if they consider us to be in violation of their laws. In the event that access to MTRON Research Labs, Inc. is restricted, in whole or in part, in one or more countries or our competitors are able to successfully penetrate geographic markets that we cannot access, our ability to retain or increase our client base and client engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results may be adversely affected.

Our efforts to expand the MTRON Research Labs, Inc. may result in clients increasingly engaging with our sub-contractors MTRON Research Labs, Inc. instead of engaging on MTRON Research Labs, Inc., which may negatively affect our raising capital revenue and harm our business and market stock prices.

Our new products and changes to existing products may fail to attract or retain clients or generate revenue.

Our ability to retain, increase, and engage our client base and to increase our revenue will depend heavily on our ability to create successful new products, both independently and in conjunction with sub-contractors or other third parties. We may introduce significant changes to our existing products technologies with which we may little or no prior development or operating experience. If new or enhanced products fail to engage clients, sub-contractors, or clients, we may fail to or develop and introduce new and unproven products, including using advertising to attract or retain clients or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business and market stock prices may be adversely affected. In the future, we may invest in new products and initiatives to generate revenue, but there is no guarantee these approaches will be successful. If we are not successful with new approaches to monetization, we may not be able to maintain or grow our revenue as anticipated or recover any associated development costs, and our financial results may be adversely affected.

Our culture emphasizes rapid innovation and prioritizes client engagement over short-term financial results.

We have a culture that encourages employees to quickly develop and launch new and innovative products. As our business and market stock prices grows and becomes more complex, our cultural emphasis on moving quickly may result in unintended outcomes or decisions that are poorly received by clients, sub-contractors, or clients. Our culture also prioritizes our client engagement over short-term financial results, and we frequently make product decisions that may reduce our short-term revenue or profitability if we believe that the decisions are consistent with our mission and benefit the aggregate client experience and will thereby improve our financial performance over the long term. These decisions may not produce the long-term benefits that we expect, in which case our client growth and engagement, our relationships with sub-contractors and clients, and our business and market stock prices and results of operations may be harmed.

If we are not able to maintain and enhance our brand, or if events occur that damage our reputation and brand, our ability to expand our base of clients, sub-contractors, and clients may be impaired, and our business and market stock prices and financial results may be harmed.

We believe that the MTRON Research Labs, Inc. brand shall significantly contribute to the success of our business and market stock prices. We also believe that maintaining and enhancing our brand is critical to expanding our base of domestic clients, sub-contractors, and foreign clients. Many of our new clients are referred by existing clients, and therefore we strive to ensure that our clients remain favorably inclined towards MTRON Research Labs, Inc. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products or terms of service that clients do not like, which may negatively affect our brand. We may in the past experienced, and we expect that in the future we will continue to experience, media, legislative, or regulatory scrutiny of our decisions regarding client privacy or other issues, which may adversely affect our reputation and brand. We also may fail to provide adequate customer service, which may erode confidence in our brand. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain the MTRON Research Labs, Inc. brand or if we incur excessive expenses in this effort, our business and market stock prices and financial results may be adversely affected.

Improper access to or disclosure of our clients' information may harm our reputation and adversely affect our business and market stock prices.

Our efforts to protect the information that our clients may choose to share using MTRON Research Labs, Inc. may be unsuccessful due to the actions of third parties, software bugs or other technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or clients to disclose information in order to gain access to our data or our clients' data. If any of these events occur, our clients' information may be accessed or disclosed improperly. Our Cyber Security Policy governs the use of information that clients may choose to share using MTRON Research Labs, Inc. and how that information may be used by third parties. Some sub-contractors may store information provided by our clients through apps on the MTRON Research Labs, Inc. or assemblies integrated with MTRON Research Labs, Inc. If these third parties or sub-contractors fail to adopt or adhere to adequate data security practices or fail to comply with our clients' data may be improperly accessed or disclosed. Any incidents involving unauthorized access to or improper use of the information of our clients may damage our reputation and our brand and diminish our competitive position. In addition, the affected clients or government authorities may initiate legal or regulatory terms and policies, or in the event of a breach of their networks, our action against us in connection with such incidents, which may cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business and market stock prices practices. Any of these events may a material and adverse effect on our business and market stock prices, reputation, or financial results.

Unfavorable media coverage may negatively affect our business and market stock prices.

We may receive a high degree of media coverage around the world. Unfavorable publicity regarding, for example, our privacy practices, product changes, product quality, litigation or regulatory activity, or the actions of our sub-contractors or our clients, may adversely affect our reputation. Such negative publicity also may an adverse effect on the size, engagement, and loyalty of our client base and result in decreased revenue, which may adversely affect our business and market stock prices and financial results.

Our financial results will fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly financial results may fluctuate. Additionally, we have a limited operating history with the current scale of our business and market stock prices, which makes it difficult to forecast our future results. As a result, you should not rely upon our past quarterly financial results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including: our ability to maintain and grow our client base and client engagement;
our ability to attract and retain clients in a particular period;
seasonal fluctuations in spending by our clients;
the number of products shown to clients;
the pricing of our products and other products;
our ability to increase payments and other fees revenue;
the diversification and growth of revenue sources beyond current raising capital;
the development and introduction of new products or services by us or our competitors;
increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;
our ability to maintain gross margins and operating margins;
our ability to obtain equipment and components for our laser laboratories and other technical infrastructure in a timely and cost-effective manner;
system failures or breaches of security or privacy;
inaccessibility of MTRON Research Labs, Inc. due to third-party actions; adverse litigation judgments, settlements, or other litigation-related costs; changes in the legislative or regulatory environment, including with respect to privacy, or enforcement by government regulators, including fines, orders, or consent decrees;
fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
fluctuations in the market values of our portfolio investments and in interest rates;
changes in U.S. generally accepted accounting principles; and changes in business and market stock prices or economic conditions.

We expect our rates of growth will decline in the future.
Historically, our client growth shall be a primary driver of growth in our revenue. Our client growth and revenue growth rates may inevitably slow as we achieve higher market penetration rates, as our revenue increases to higher levels, investors' perceptions of our business and market stock prices may be adversely affected, and the market price of our Stock and levels, and as we experience increased competition. As our growth rates change, our stock may decline in price.

Our business and market stock prices are subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and may result in claims, changes to our business and market stock prices practices, increased cost of operations, or declines in client growth or engagement, or otherwise harm our business and market stock prices.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and market stock prices, including client privacy, rights of publicity, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation, and online payment services. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. For example, the interpretation of some laws and regulations that govern the use of names and likenesses in connection with raising capital and marketing activities is unsettled and developments in this area may affect the manner in which we design our products, as well as our terms of use.
A number of proposals are pending before federal, state, and foreign legislative and regulatory bodies that may significantly affect our business and market stock prices. Similarly, there may been a number of recent legislative proposals in the United States, at both the federal and state level, that would impose new obligations in areas such as privacy and liability for copyright infringement by third parties. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business and market stock prices practices.

We may be the subject of regulatory investigations and settlements and we may be subject to such proceedings in the future, which may cause us to incur substantial costs or require us to change our business and market stock prices practices in a manner materially adverse to our business and market stock prices.

From time to time, we receive inquiries from regulators regarding our compliance with laws and other matters. The Defense Contract Administration Agency may investigate and audit aspects of our products, services, and practices, and we expect to continue to be the subject of regulatory investigations and audits in the future by these and other regulators throughout the world.

It is possible that a regulatory inquiry might result in changes to our policies or practices. Violation of existing or future regulatory orders or consent decrees may subject us to substantial monetary fines and other penalties that may negatively affect our financial condition and results of operations. In addition, it is possible that future orders issued by, or enforcement actions initiated by, regulatory authorities may cause us to incur substantial costs or require us to change our business and market stock prices practices in a manner materially adverse to our business and market stock prices.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business and market stock prices may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants, and third parties with whom we may relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our proprietary rights.
In the United States and internationally, we may be filing various applications for protection of certain aspects of our intellectual property. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we may take measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and compete with our business and market stock prices. In addition, we regularly contribute software source code under open-source licenses and may have made other technology we developed available under other open licenses, and we include open-source software in our products. As a result of our open-source contributions and the use of open source in our products, we may license or be required to license innovations that turn out to be material to our business and market stock prices and may also be exposed to increased litigation risk. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events may an adverse effect on our business and market stock prices and financial results.

We expect to be in the future, party to patent lawsuits and other intellectual property rights claims that are expensive and time consuming, and, if resolved adversely, may a significant impact on our business and market stock prices, financial condition, or results of operations.

Companies in the Defense-related, technology, and media industries own large numbers of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. We presently are not involved in many such lawsuits, and as we face increasing competition and gain an increasingly high profile, including in connection with our initial public offering and other tranches, we expect the number of patent and other intellectual property claims against us may grow. In addition, from time to time we may introduce new products and services, including in areas where we currently do not compete, which may increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities.

Although the results of litigation and claims cannot be predicted with certainty, we do not believe that the final outcome of intellectual property claims that we currently face a material adverse effect on our business and market stock prices, financial condition, or results of operations. However, defending patent and other intellectual property claims is costly and can impose a significant burden on management and employees, we may receive unfavorable or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained in all cases. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may to seek a license to continue practices found to be in violation of a third party?s rights, which may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices may require significant effort and expense or may not be feasible. Our business and market stock prices, financial condition, or results of operations may be adversely affected as a result.

We may be involved in numerous class action lawsuits and other litigation matters that are expensive and time consuming, and, if resolved adversely, may harm our business and market stock prices, financial condition, or results of operations.

In addition to intellectual property claims, we may also be involved in numerous other lawsuits, including putative class action lawsuits brought by clients, many of which claim statutory damages, and we anticipate that we will continue to be a target for numerous lawsuits in the future. Because we have a world-wide base of clients, the plaintiffs in class action cases filed against us typically claim enormous monetary damages even if the alleged per-client harm is small or non-existent. Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or we may decide to settle lawsuits on similarly unfavorable terms. Any such negative outcome may result in payments of substantial monetary damages or fines, or changes to our products or business and market stock prices practices, and accordingly our business and market stock prices, financial condition, or results of operations may be materially and adversely affected. Although the results of lawsuits and claims cannot be predicted with certainty, we do not believe that the final outcome of those matters that we currently face may a material adverse effect on our business and market stock prices, financial condition, or results of operations. However, defending these claims is costly and can impose a significant burden on management and employees, and we may receive unfavorable or interim rulings in the course of litigation, which may adversely affect the market price of our stock. There can be no assurances that a favorable final outcome will be obtained in all cases.

Our CEO has control over key decision making as a result of his control of a majority of our voting Stock.

As a result of voting agreements with certain Stockholders, together with the shares he holds, Joseph L. DeBenedittis, our founder, Chairman, and CEO, will be able to exercise voting rights with respect to an aggregate of shares of common Stock, representing a majority of the voting power of our outstanding capital Stock following our initial public offering and other tranches. As a result, Mr. DeBenedittis has the ability to control the outcome of matters submitted to our Stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

In addition, Mr. DeBenedittis has the ability to control the management and affairs of our company as a result of his position as our CEO and his ability to control the election of our directors. Additionally, in the event that Mr. DeBenedittis controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Mr. DeBenedittis owes a fiduciary duty to our Stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our Stockholders. As a Stockholder, even a controlling Stockholder, Mr. DeBenedittis is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our Stockholders generally. For a description of these voting agreements, see "Description of Capital Stock Voting Agreements."

We cannot be certain that additional financing will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing, whether in connection with any tax obligations or otherwise. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. To the extent we draw on our credit facility to fund any tax obligation, we may need to raise additional funds and we cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may rights, preferences, or privileges senior to the rights of our Common Stock, and our existing Stockholders may experience dilution.

Our costs may grow more quickly than our revenue, harming our business and market stock prices and profitability.

Providing our products to our clients is costly and we expect our expenses to continue to increase in the future as we broaden our client base, as clients increase the number of connections and amount of data they share with us, as we develop and implement new product features that require more computing infrastructure, and as we hire additional employees. Historically, our costs may increase each year due to these factors and we expect to continue to incur increasing costs, in particular for laboratory equipment, storage, power, and testing centers, to support our anticipated future growth. We expect to continue to invest in our global infrastructure in order to provide our products rapidly and reliably to all clients around the world, including in countries where we do not expect significant short-term monetization. Our expenses may be greater than we anticipate, and our investments to make our business and market stock prices and our technical infrastructure more efficient may not be successful. In addition, we may increase marketing, sales, and other operating expenses in order to grow and expand our operations and to remain competitive. Increases in our costs may adversely affect our business and market stock prices and profitability.

Our business and market stock prices is dependent on our ability to maintain and scale our technical infrastructure, and any significant disruption in our service may damage our reputation, result in a potential loss of clients and engagement, and adversely affect our financial results.

Our reputation and ability to attract, retain, and serve our clients is dependent upon the reliable performance of MTRON Research Labs, Inc. and our underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that may be harmful to our business and market stock prices. If MTRON Research Labs, Inc. is unavailable when clients attempt to access it, or if it does not load as quickly as they expect, clients may not return to our prototype as often in the future, or at all. As our client base and the amount and types of information shared on MTRON Research Labs, Inc. continue to grow, we will need an increasing amount of technical infrastructure, including network capacity, and computing power, to continue to satisfy the needs of our clients. It is possible that we may fail to effectively scale and grow our technical infrastructure to accommodate these increased demands. In addition, our business and market stock prices is subject to interruptions, delays, or failures resulting from earthquakes, other natural disasters, terrorism, or other catastrophic events.

A substantial portion of our network infrastructure may be provided by third parties. Any disruption or failure in the services we receive from these providers may harm our ability to handle existing or increased traffic and may significantly harm our business and market stock prices. Any financial or other difficulties these providers face may adversely affect our business and market stock prices, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide.

We recently began to own and build key portions of our technical infrastructure, and, because of our limited experience in this area, we may experience unforeseen difficulties.

We plan to continue to significantly expand the size of our infrastructure, primarily through laser laboratories that we design and own. The infrastructure expansion we are undertaking is complex, and unanticipated delays in the completion of these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our products. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we may started to fully utilize the underlying equipment, that may further degrade the client experience or increase our costs.

Our software is highly technical, and if it contains undetected errors, our business and market stock prices may be adversely affected.

Our products incorporate software that is highly technical and complex. Our software has contained, and may now or in the future contain, undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Any errors, bugs, or vulnerabilities discovered in our code after release may result in damage to our reputation, loss of clients, loss of revenue, or liability for damages, any of which may adversely affect our business and market stock prices and financial results.

We cannot assure you that we will effectively manage our growth.

Our employee headcount and the scope and complexity of our business and market stock prices may increase significantly. We expect headcount growth to continue for the foreseeable future. The growth and expansion of our business and market stock prices and products create significant challenges for our management, operational, and financial resources, including managing multiple relations with clients, clients, sub-contractors, and other third parties. In the event of continued growth of our operations or in the number of our third-party relationships, our information technology systems or our internal controls and procedures may not be adequate to support our operations. In addition, some members of our management do not may significant experience managing a large global business and market stock prices operation, so our management may not be able to manage such growth effectively. To effectively manage our growth, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As our organization continues to grow, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative products. This may negatively affect our business and market stock prices performance.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, may harm our business and market stock prices.

We currently depend on the continued services and performance of our key personnel, including Joseph L. DeBenedittis and Arthur J. Nutter. In addition, many of our key technologies and systems are custom-made for our business and market stock prices by our personnel. The loss of key personnel, including members of management as well as key engineering, product development, marketing, and sales personnel, may disrupt our operations and may have an adverse effect on our business and market stock prices.

As we continue to grow, we cannot guarantee we will continue to attract the personnel we need to maintain our competitive position. In particular, we intend to hire a significant number of engineering and sales personnel in 2021, and we expect to face significant competition from other companies in hiring such personnel, particularly in the Colorado Springs Area. As we mature, the incentives to attract, retain, and motivate employees provided by our equity awards or by future arrangements, such as through cash bonuses, may not be as effective as in the past.

Additionally, we may a number of current employees whose equity ownership in our company gives them a substantial amount of personal wealth. Likewise, we may a number of current employees whose equity awards are fully vested and shortly after the completion of our initial public offering and other tranches will be entitled to receive substantial amounts of our capital stock. As a result, it may be difficult for us to continue to retain and motivate these employees, and this wealth may affect their decisions about whether or not they continue to work for us. If we do not succeed in attracting, hiring, and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively.

We may incur liability as a result of information retrieved from or transmitted over the Defense-related or posted to MTRON Research Labs, Inc. and claims related to our products.

We may face, currently face, and will continue to face claims relating to information that is published or made available on MTRON Research Labs, Inc. In particular, the nature of our business and market stock prices exposes us to claims related to defamation, intellectual property rights, rights of publicity and privacy, and personal injury torts. This risk is enhanced in certain jurisdictions outside the United States where our protection from liability for third-party actions may be unclear and where we may be less protected under local laws than we are in the United States. We may incur significant costs investigating and defending such claims and, if we are found liable, significant damages. If any of these events occur, our business and market stock prices and financial results may be adversely affected.

Computer malware, viruses, hacking and phishing attacks, and spamming may harm our business and market stock prices and results of operations.

Computer malware, viruses, and computer hacking, and phishing attacks may become more prevalent in our industry, may occurred on our systems in the past, and may occur on our systems in the future. Because of our prominence, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our clients may harm our reputation and our ability to retain existing clients and attract new clients.

In addition, spammers attempt to use our products to send targeted and untargeted spam messages to clients, which may embarrass or annoy clients and make MTRON Research Labs, Inc. less user-friendly. We cannot be certain that the technologies and employees that we may to attempt to defeat spamming attacks will be able to eliminate all spam messages from being sent on ours. As a result of spamming activities, our clients may use MTRON Research Labs, Inc. less or stop using our products altogether.

In addition, we may be subject to a variety of additional risks as a result of transactions with the MTRON Research Labs, Inc., including:
increased costs and diversion of management time and effort and other resources to deal with bad transactions or customer disputes;
potential fraudulent or otherwise illegal activity by clients, sub-contractors, employees, or third parties;
additional disclosure and reporting requirements.

We plan to continue expanding our operations abroad where we may limited operating experience and may be subject to increased business and market stock prices and economic risks that may affect our financial results.

We plan to continue the international expansion of our business and market stock prices operations and the translation of our products. We may enter new international markets where we may limited or no experience in marketing, selling, and deploying our products. If we fail to deploy or manage our operations in international markets successfully, our business and market stock prices may suffer. In addition, we are subject to a variety of risks inherent in doing business and market stock prices internationally, including: political, defense, or economic instability;
risks related to the legal and regulatory environment in foreign jurisdictions, including with respect to privacy, and unexpected changes in laws, regulatory requirements, and enforcement;
potential damage to our brand and reputation due to compliance with local laws, including potential censorship or requirements to provide client information to local authorities;
fluctuations in currency exchange rates;
higher levels of credit risk and payment fraud;
enhanced difficulties of integrating any foreign acquisitions;
burdens of complying with a variety of foreign laws;
reduced protection for intellectual property rights in some countries; difficulties in staffing and managing global operations and the increased travel, infrastructure, and legal compliance costs associated with multiple international locations;
compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar laws in other jurisdictions; and compliance with statutory equity requirements and management of tax consequences.

If we are unable to expand internationally and manage the complexity of our our financial results may be adversely affected.

We plan to continue to make acquisitions, which may require significant management attention, disrupt our business and market stock prices, result in dilution to our Stockholders, and adversely affect our financial results.

As part of our business and market stock prices strategy, we may made and intend to make acquisitions to add specialized employees, complementary companies, products, or technologies. However, we may not made any large acquisitions to date, and, as a result, our ability to acquire and integrate larger or more significant companies, products, or technologies in a successful manner is unproven. In the future, we may not be able to find other suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our previous and future acquisitions may not achieve our goals, and any future acquisitions we complete may be viewed negatively by domestic clients, sub-contractors, foreign clients, or investors. In addition, if we fail to successfully integrate any acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company may be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the acquired technology or personnel, or accurately forecast the financial impact of an acquisition process successfully. We may not successfully evaluate or utilize the transaction, including accounting charges. We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, any of which may adversely affect our financial results. The sale of equity or issuance of debt to finance any such acquisitions may result in dilution to our Stockholders. The incurrence of indebtedness would result in increased fixed obligations and may also include covenants or other restrictions that would impede our ability to manage our operations.

If we default on our leasing and credit obligations, our operations may be interrupted, and our business and market stock prices and financial results may be adversely affected.

We may finance a significant portion of our expenditures through leasing arrangements, some of which are not required to be reflected on our balance sheet, and we may enter into additional similar arrangements in the future. In particular, we may use these types of arrangements to finance some of our equipment and data centers:
terminate our leasing arrangements and credit facility;
terminate our access to the leased laser laboratories we utilize;
stop delivery of ordered equipment;
sell or require us to return our leased equipment; or require us to pay significant damages.

If some or all of these events were to occur, our operations may be interrupted and our ability to fund our operations or obligations, as well as our business and market stock prices, financial results, and financial condition, may be adversely affected.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations are based on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our international business and market stock prices activities, including the laws of the United States and other jurisdictions, are subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which may increase our worldwide effective tax rate and harm our financial position and results of operations. In addition, our future income taxes may be adversely affected by earnings being lower than anticipated in jurisdictions that may lower statutory tax rates and higher than anticipated in jurisdictions that may be higher statutorily tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, or accounting principles. We are subject to regular review and audit by both U.S. federal and state and foreign tax authorities. Any adverse outcome of such a review or audit may a negative effect on our financial position and results of operations. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

The enactment of legislation implementing changes in the U.S. taxation of international business and market stock prices activities or the adoption of other tax reform policies may materially affect our financial position and results of operations.

The current administration has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress may conduct hearings and propose a wide variety of potential changes. Certain changes to U.S. tax laws, including limitations on the ability to defer U.S. taxation on earnings outside of the United States until those earnings are repatriated to the United States, may affect the tax treatment of our foreign earnings, as well as cash and cash equivalent balances we currently maintain outside of the United States. Due to the large and expanding scale of our international business and market stock price activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and harm our financial position and results of operations.

Risks Related to Our Initial public offering and other tranches and Ownership of our stock:
The market price of our stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering and other tranches price.

The initial public offering and other tranches price for our stock will be determined through negotiations between the underwriters and us and may vary from the market price of our Common Stock following our initial public offering. If you purchase shares of our Common Stock in our initial public offering, you may not be able to resell those shares at or above the initial public offering and other tranches price. We cannot assure you that the initial public offering and other tranches price of our Common Stock, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that may have occurred from time to time prior to our initial public offering. The market price of our stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
actual or anticipated fluctuations in our revenue and other operating results; the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
additional shares of our stock being sold into the market by us or if existing Stockholders sell shares into the market when applicable "lock-up" periods end;
announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
announcements by us or estimates by third parties of actual or anticipated changes in the size of our client base or the level of client engagement; companies in our industry, changes in operating performance and Stock market valuations of technology including our sub-contractors and competitors;
price and volume fluctuations in the overall Stock market, including as a result of trends in the economy as a whole;
lawsuits threatened or filed against us;
developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the Stock markets may experience extreme price and volume fluctuations that may affect and continue to affect the market prices of equity securities of many technology companies. Market stock prices of many technology companies may fluctuate in a manner unrelated or disproportionate to the operating performance of our company and other companies. Stockholders may file securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it may subject us to substantial costs, divert resources and the attention of management from our business and market stock prices, and adversely affect our business and market stock prices.

Substantial blocks of our total outstanding shares may be sold into the market when "lock-up" or "market standoff" periods end. If there are substantial sales of shares of our common Stock, and, the price of our stock may decline.

The price of our stock may decline if there are substantial sales of our Stock, particularly sales by our directors, executive officers, employees, and significant Stockholders, or when there is a large number of shares of our stock available for sale. After our initial public offering, we may have outstanding shares of our stock and shares of our common Stock, based on the number of shares outstanding as of October 6, 2020. This includes shares that we and the selling Stockholders are selling in our initial public offering, which shares may be resold in the public market immediately following our initial public offering and other tranches.

Date Available for Sale into Public Market: At least 20 days after the date of this Prospectus. Under Regulation D, as amended, the convertible equity shall be privately offered and placed with FINRA Registered Broker-Dealers that are interested in raising seed capital for an early-stage company. Our resources are currently limited. Upon raising enough capital to hire a Series 6, or 7 licensed marketer, and a paralegal, MTRON shall continue to raise Regulation D, as amended, capital from interested non-public entities.

The Number of Shares of Convertible Equity to be offered under Regulation D, as amended, is 2,038,043 preferred shares. These shares have no voting rights and pay no dividends, and must be redeemed for 5 shares of common stock within 3 years of the date of purchase. MTRON has budgeted an interest rate up to 15%, payable in common shares.

After this offering, other tranches shall be offered under Regulation D, Regulation CF, and Regulation A+, upon proper filing of their respective registration statements. All of these shares are subject to market standoff or lock-up agreements restricting their sale for specified periods of time after the date of this Prospectus. We also intend to register shares of Common Stock and Preferred Stock that we may issue and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff or lock-up agreements.

The market price of the shares of our stock may decline as a result of the sale of a substantial number of our shares of stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

You should carefully evaluate all of the information in this Prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers, or employees. You should rely only on the information contained in this Prospectus in determining whether to purchase our shares of Stock.

We have broad discretion in the use of the net proceeds and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from our initial public offering. Our management may have broad discretion in the application of the net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our Stockholders may disagree. The failure by our management to apply these funds effectively may harm our business and market stock prices and financial condition. Pending their use, we may invest the net proceeds from our initial public offering and other tranches in a manner that does not produce income or that loses value.

If securities or industry analysts publish inaccurate or unfavorable research about our business and market stock prices, our Stock price may decline.

The trading market for our stock will depend in part on the research and reports that securities or industry analysts publish about us or our business and market stock prices. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business and market stock prices, our stock price would likely decline.

We do not intend to pay dividends for the foreseeable future.

We may never declare or pay cash dividends on our capital Stock. We currently intend to retain any future earnings to finance the operation and expansion of our business and market stock prices, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our stock if the market price of our stock increases. In addition, our credit facility contains restrictions on our ability to pay dividends.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our stock may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our 2021 Annual Report on Form 10-K to be filed in 2022, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent certified public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our stock may be negatively affected, and we may become subject to investigations by the Stock exchange on which our securities are listed, the Securities and Exchange Commission, or other regulatory authorities, which may require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management's attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1933, as amended (Exchange Act), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Stock exchanges, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and market stock prices and operating results.

As a result of disclosure of information in this Prospectus and in filings required of a public company, our business and market stock prices and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and market stock prices and operating results may be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, may divert the resources of our management and harm our business and market stock prices and operating results.

If you purchase shares of our stock in our initial public offering and other tranches, you will experience substantial and immediate dilution.

If you purchase shares of our stock in our initial public offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $ 0.000000001 per share as of October 6, 2020, based on an assumed initial public offering and other tranches price of our stock of $ 0.0001 per share, the midpoint of the price range on the cover page of this Prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering and other tranches price when they purchased their shares of our capital Stock. You will experience additional dilution upon exercise of options to purchase stock under our equity incentive plans, if we issue restricted Stock to our employees under our equity incentive plans, or if we otherwise issue additional shares of our common Stock. For more information, see "Dilution."

The dual class structure of our stock and the voting agreements among certain Stockholders has the effect of concentrating voting control with our CEO, and also with employees and directors and their affiliates.

Our preferred stock has five votes per share, and our Common Stock, which is the Stock we are offering in our initial public offering, has one vote per share. Stockholders who hold shares of common Stock, including our executive officers, employees, and directors and their affiliates, will together hold approximately 44.1 % of the voting power of our outstanding capital Stock following our initial public offering and other tranches.

Future transfers by holders of stock will generally result in those shares converting to Common Stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of preferred stock to common stock may have the effect, over time, of increasing the relative voting power of those holders of stock who retain their shares in the long term. If, for example, Mr. DeBenedittis retains a significant portion of his holdings of stock for an extended period of time, he shall, in the future, continue to control a majority of the combined voting power of our stock and common Stock. For a description of the dual class structure, see
Description of Capital Stock Anti-Takeover Provisions.

We have elected to take advantage of the "controlled company" exemption to the corporate governance rules for publicly-listed companies.

Because we qualify as a controlled company under the corporate governance rules for publicly-listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. In light of our status as a controlled company, our board of directors has determined not to have an independent nominating function and has chosen to have the full board of directors be directly responsible for nominating members of our board, and in the future we may elect not to have a majority of our board of directors be independent or not to have a compensation committee. Our status as a controlled company may cause our stock to look less attractive to certain investors or otherwise harm our trading price.

Delaware law and provisions in our certificate of incorporation and bylaws that will be in effect at the closing of our initial public offering and other tranches may make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our Common Stock.

Following the closing of our initial public offering, our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business and market stock prices combination with an interested Stockholder for a period of three years after the person becomes an interested Stockholder, even if a change of control would be beneficial to our existing Stockholders. In addition, our certificate of incorporation and bylaws that may be in effect at the closing of our initial public offering and other tranches will contain provisions that may make the acquisition of our company more difficult, including the following:
any transaction that would result in a change in control of our company will require the approval of a majority of our outstanding stock voting as a separate class;
we have a dual class stock structure, which provides Mr. DeBenedittis with the ability to control the outcome of matters requiring Stockholder approval, when the outstanding shares of our stock represent less than a majority of the combined voting power of common Stock, certain amendments to our certificate of incorporation or bylaws will require the approval of two-thirds of the combined vote of our then-outstanding shares of common Stock;
when the outstanding shares of our stock represent less than a majority of the combined voting power of our common Stock, vacancies on our board of directors will be able to be filled only by our board of directors and not by Stockholders;
when the outstanding shares of our stock represent less than a majority of the combined voting power of our common Stock, our board of directors may be classified into three classes of directors with staggered three-year terms and directors will only be able to be removed from office for cause;
when the outstanding shares of our stock represent less than a majority of the combined voting power of our common Stock, our Stockholders will only be able to take action at a meeting of Stockholders and not by written consent; only our chairman, our chief executive officer, our president, or a majority of our board of directors will be authorized to call a special meeting of Stockholders;
advance notice procedures will apply for Stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of Stockholders;
our certificate of incorporation may authorize undesignated preferred
Stock, the terms of which may be established, and shares of which may be issued, without Stockholder approval.

For information regarding these and other provisions, see "Description of Capital Stock 'Anti-Takeover' Provisions."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements. All statements contained in this Prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business and market stock prices strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue,""anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business and market stock prices strategy, short-term and long-term business and market stock prices operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business and market stock prices or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Prospectus may not occur and actual results may differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved nor occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. These forward-looking statements may be updated after the date of this Prospectus or to conform these statements to actual results or revised expectations.

INDUSTRY DATA AND CLIENT METRICS

This Prospectus contains estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the "Risk Factors" section. These and other factors may cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the stock that we are offering will be approximately $ 1 billion, if the underwriters exercise in full their right to purchase additional shares to cover over-allotments, assuming an initial public offering and other tranches price of $ 8.26 per share, which is the midpoint of the price range on the cover page of this Prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering and other tranches price of $ 0.40 per share would increase (decrease) the net proceeds to us from our initial public offering and other tranches by $ 525 million, assuming the number of shares offered by us, as set forth on the cover page of this Prospectus, remains the same, after deducting estimated underwriting discounts and commissions.

The principal purposes of our initial public offering and other tranches are to create a public market for our stock and thereby enable future access to the public equity markets by us and our employees, obtain additional capital, and facilitate an orderly distribution of shares for the selling Stockholders. We intend to use the net proceeds to us from our initial public offering and other tranches for working capital and other general corporate purposes; however, we do currently have the making of the prototypes pf the laser rifle; and, the fostering of other uses of Quantum Physics phenamena, such as enhanced laser communications; and, levitated magnetic trains using super conductor magnets.

We may use a portion of the net proceeds to us to satisfy a portion of the anticipated tax withholding and remittance obligations. Additionally, we may use a portion of the proceeds to us for acquisitions of complementary business and market stock prices, technologies, or other assets. However, we make no commitments with respect to any such acquisitions or investments at this time.

Pending other uses, we intend to invest the proceeds to us in investment-grade, interest-bearing securities such as money market funds, certificates of deposit, or direct or guaranteed obligations of the U.S. government, or hold as cash. We cannot predict whether the proceeds invested shall yield a favorable return. Our management has broad discretion in the application of the net proceeds we receive from our initial public offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

DIVIDEND POLICY

We may never declare or pay cash dividends on our capital Stock. We currently intend to retain any future earnings for use in the operation of our business and market stock prices and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital Stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business and market stock prices conditions, and other factors that our board of directors considers relevant. In addition, the terms of our credit facility contain restrictions on our ability to pay dividends.

CAPITALIZATION

The pro forma and pro forma as adjusted information below is illustrative only, and cash, cash equivalents, and marketable securities, additional paid-in capital, retained earnings, total Stockholders' equity, and total capitalization following the completion of our initial public offering and other tranches will be adjusted based on the actual initial public offering and other tranches price and other terms of our initial public offering and other tranches determined at pricing. You should read this table in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock" and our consolidated financial statements and related notes included elsewhere in this Prospectus.

For this First Tranche: Early-Stage, Purpose is to raise seed capital:

Stockholder Authorized Shares: 2,038,043

Outstanding shares: none

Unissued Shares: 2,038,043

Type of Stock: Convertible Preferred

Capital is to be raised to develop several prototypes and for one year of the laboratories operation is: $ 815,217

Maximum Fees, commission, and discouts total: 8% or $ 65,217

Net Early-Stage, Seed Capital to be raised is $ 750,000

The Features of the Convertible Preferred Stock are Non-Voting, Dividend Paying; May be converted to common stock within 3 years of its issue date; May be converted at the rate of one share of convertible preferred stock for five shares of common stock.

The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering and other tranches price and other terms of our initial public offering and other tranches determined at pricing.

Email Contact: for a copy of this prospectus,the Penny Stock Disclosure, the Risk Disclosure, and the Acknowledgement of Risk Disclosure, please email us at: info@mtronlabs.com
Please be an Accredited Investor due to Regulation D, as amended, contraints.

DILUTION

If you invest in our Stock, your interest will be diluted to the extent of the difference between the initial public offering and other tranches price per share of our stock and the pro forma as adjusted net tangible book value per share of our stock immediately after our initial public offering and other tranches.

Free Cash Flow

In addition to other financial measures presented in accordance with U.S. generally accepted accounting principles (GAAP), we monitor free cash flow
(FCF) as a non-GAAP measure to manage our business and market stock prices, make planning decisions, evaluate our performance, and allocate resources.
We define FCF as net cash provided by operating activities reduced by purchases of property and equipment and property and equipment acquired under capital leases.

We believe that FCF is one of the key financial indicators of our business and market stock prices performance over the long term and provides useful information regarding whether cash provided by operating activities is sufficient to fund the ongoing property and equipment investments required to maintain and grow our business and market stock prices. We have chosen to subtract both purchases of property and equipment and property and equipment acquired under capital leases in our calculation of FCF because we believe that these two items collectively represent the amount of property and equipment we need to procure to support our business and market stock prices, regardless of whether we finance such property or equipment with a capital lease. The market for financing servers and other technical equipment is dynamic and we expect our use of capital leases may vary significantly from year to year.

We have chosen our definition for FCF because we believe that this methodology can provide useful supplemental information to help investors better understand underlying trends in our business and market stock prices. We present FCF in this document in the same manner it is shared with our senior management and board of directors.

FCF has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities. Some of the limitations of FCF are:

FCF does not reflect our future contractual commitments; and other companies in our industry present similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management may compensate for the inherent limitations associated with using the FCF measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of FCF to the most directly comparable GAAP measure, net cash provided by operating activities, as presented below.

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Our actual results may differ materially from those discussed in the forward-looking statements. Factors that may cause or contribute to these differences include those discussed below and elsewhere in this Prospectus, particularly in "Risk Factors."

Overview

Our mission is to exploit the proprietary technology that MTRON Research Labs, Inc. has for the defense of our country.

Our History

There are both Commercial and Defense Applications of this technology.
MTRON Research Labs, Inc. and our manufacturing subsidiary, Meccatron Incorporated, also a Delaware corporation, were founded to exploit the opportunities for this leap in technology.

The Founder, Joseph L. De Benedittis, prototyped the use of the Nd:YAG laser developed by the General Electric Laboratories in 1958. His proprietary technology uses the augmented design developed by Raytheon Corporation in the mid 1960's. In the early 1980's while on active duty with the Air Force, Captain De Benedittis, added a 5 axis Sundstrand machining center with the Allen-Bradley Programmable Logic Unit. Thus, prototyping the laser peening system for the manufacturing industry.

The Pentagon purchased two Laser Machining Systems per the Defense Authorization Act of 1956. Three Defense contractors have been using his design of the laser machining system for the past 35 years. The three Defense contractors are: General Electric Aviation Overhaul in Schnectady, New York; Rolls-Royce Aviation Overhaul in Birmingham, England; and Allison. The two Pentagon versions have since been recycled due to socio-economic reasons. The Laser Peening that he prototyped, along with his proprietary technology may be used to machine applications that require very high precision, fast machining and very little to no kerf on the final part.

High strength alloys that are also high temperature resistant, can be precision machined in tenths of a second. Applications include Turbine Blades, Propeller Shafts, and Nose Cones for Re-entry Vehicles.

Congress has since authorized upgrade funding for those Defense Contractors that are manufacturing military components and assemblies. Please contact us about upgrading to this proven proprietary technology.

In 1969, the National Aernautics and Space Administration, NASA, shot this laser beam from here to the moon. Starting with a beam diameter of less than 5 mille meters, this 2.6 Kilowatt energy beam only spreads two meters over a distance of about 246,000 miles.

The proprietary technology used to focus and to pulse this laser beam is done without optics. No optics are used. The resulting energy from the proprietary design only has an 8 % energy loss. The current Laser and Electro-Optics industry has been stymied by the use of Optics for focusing the laser beam and to provide beam direction. Their resulting efforts produce energy losses of over 60 % of peak output power.

Due to the limitations of the optics, the current state of the art for lasers has gone the routes of either the glorified torches / flame throwers or the low powered lasers. The glorified plasma lasers only have a range of about 1500 feet. The low powered lasers are currently being used for distance measurements and for medical imaging purposes. However, our competition has the political clout to get over $ 600 million in contracts from the Department of Defense for a laser that has only about 30% of the peak power output that the MTRON's laser has.

Current uses for this proprietary laser include cutting through the hardest known, high temperature alloys used in the aerospace industry and by the US military. The proprietary laser can cut through and re-shape if necessary, Nose Cones, Heat Shields, and Turbine Blades.

This proprietary laser weighs less than 15 lbs. and uses 6 watts of input power to produce a peak output wattage of 2.6 Kilowatts. This laser is so precise that the kerf is less than 4-10,000ths of an inch. In addition, the US Navy is using the Nd:YAG laser for underwater welding.

Computer Engineering Company, the predessor of MTRON Research Labs, Inc., and Meccatron Incorporated, was founded in 1985 as a Sole Proprietorship. We have proudly served NASA in 1988 and the US Navy in 1987.

Mr. DeBenedittis is a Design Engineer and Director of Technology Development. He is advised by a Ph.D. in Physics working with him. He plans to hire a Ph.D. in Mathematics as he believes that the next leaps in Quantum Physics shall come from the Mathematical Modeling. The proprietary aspect of the
2.6 KW laser needs to be modelled, simulated, and analyzed for the 100 KW Laser. For the purposes of applying this technology to military applications, he has a Ph.D. in Systems Engineering as his advisor.

MTRON Research Labs, Inc. is a Class C Corporation, chartered in the State of Delaware in 2020 by Retired Captain DeBenedittis. He is currently working with an investment broker, Fidelity Investments.

Trends in Our Client Metrics Note: Rest of world includes Africa, Latin America, and the Middle East.

There are more than two million global Defense-related clients, according to an industry source, and we aim to connect with all of them.

In addition the the laser rifle, MTRON's additional revenue streams may include:

1. Using Lasers for underwater, hyperbaric welding.
2. Using the speed of light lasers for a defense against hostile, hypersonic missiles.
3. Increasing the Fire Power of our soldiers.
4. Allowing Satellite to Satellite Early Warning Systems.
5. Using lasers for outer space communications; satellite communications, surface to air communications, and for under water communications.
6. Enhancing global green transportation with the use of magnetic levitated trains. And,
7. Use of this high powered laser to cut through hostile missiles, snd nose cones for re-entry space vehicles.

Factors Affecting Our Performance

Availability of personnel that are qualified in both Mathematics and Quantum Physics are critical variables that may affect our revenue and financial results.

Our competitor Lockheed-Martin has the "Home Court Advantage", with the Department of Defense and with NASA, as they have the political clout that MTRON does not have. Having proprietary Intellectual Property, and as a new entrant in this highly competitive field, MTRON plans to focus its initial efforts on prototyping the Laser Rifle, and then allow the military services to determine its best use. Other factors that may affect us, include the Small Business Designations that MTRON Research Labs, Inc. shall apply for. However, these designations may be routinely ignored by the government procurement personnel and may be dependent on the "needs of the service."

While our organization is growing rapidly, we are focused on increasing our talent base at a rate that allows us to preserve our design culture.

Components of the Results of the Operations

Revenue

Initially, we shall generate substantially all of our revenue from raising capital. The Costs of Acquisition include making several prototypes of the laser rifle so that the military has the feel to operate the laser rifle.
It was not until General Curtis LeMay shot the Colt 45 Pistol in 1958, did the military then order 80,000 copies. This happened when the general liked the Colt 45 and then said, "he wanted them yesterday." A current Marine Corps General stated to me, "You mean we could have had this laser rifle in 1985" My answer is "Yes, Sir."

Meccatron Corporation was also formed by Retired Captin Joseph L. DeBenedittis to produce about 1,000 units of the laser rifle per year. Meccatron Corporation, also a class C Stock Corporation, was also incorporated in Delaware.

Raising capital.

Our early-stage seed capital revenue shall be generated through Private Placements, through Crowd Funding, through Regulation A+ Investors, and through an Initial Purchase Offer and other tranches.

Cost of Revenue and Operating Expenses

Cost of revenue. Our cost of revenue consists primarily of expenses associated with the marketing of our equity. Licensed marketers shall be used to contact the FINRA Registered Investment Firms and the FINRA Broker-Dealers. These include expenses related to the operation of our laser laboratories such as facility and lab equipment depreciation, facility and lab equipment rent expense, energy and bandwidth costs, support and maintenance costs, and salaries, benefits, and share-based compensation for employees on our operations teams. Cost of revenue also includes credit card and other transaction fees related to processing customer transactions.

Marketing and sales. Our marketing and sales expenses consist primarily of salaries, benefits, and share-based compensation for our employees engaged in sales, sales support, marketing, business and market stock prices development, and customer service functions. Our marketing and sales expenses also include user-, Designer-, and advertiser-facing marketing and promotional expenditures.

Research and development. Research and development expenses consist primarily of salaries, benefits, and share-based compensation for employees on our engineering and technical teams who are responsible for building new products as well as improving existing products. We expense substantially all of our research and development costs as they are incurred.

General and administrative. Our general and administrative expenses consist primarily of salaries, benefits, and share-based compensation for our executives as well as our finance, legal, human resources, and other administrative employees. In addition, general and administrative expenses include outside consulting, legal and accounting services, and facilities and other supporting overhead costs. General and administrative expenses also include legal settlements.

Share-based Compensation Expense shall not be used.

Results of Operations shall be shown upon a year?s worth of operations.

Cost of revenue is included in the Research and Development Costs shown below.

Marketing and sales are estimated to be the cost of three each Series 7 Licensed Marketers.

Research and development. Anticipated costs to make several prototypes of the laser rifle, to market the company's equity, and to continue to raise seed capital are $ 750,000 for the first year.

General and administrative expenses are included in the Research and Development expenses.

Other expense, net are the fees for the SEC, the fees to get listed on the Global OTC Bulletin Board, the market-maker fees, and the commissions to the broker-dealers.

Provision for income taxes. The Capital Raised shall be used to make the prototypes, market the equity in the company, and to market the prototypes. The estimated net income for the first year is estimated to be a loss.

The Results of Operations Data shall be reported quarterly.

Quarterly Trends

Revenue

Raising capital spending is traditionally seasonally strong in the fourth quarter, and we may experience significantly lower sequential growth rates from the fourth quarter to the first quarter of the following year. The rapid growth in our business and market stock prices may be partially masked these seasonal trends to date and the seasonal impacts may be more pronounced in the future.

Cost of revenue and operating expenses shall be determined.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, marketable securities, and cash generated from operations. Cash and cash equivalents and marketable securities consist primarily of cash on deposit with banks and investments in money market funds and U.S. government and U.S. government agency securities.

Cash Provided by Operating Activities shall be determined.

Cash Used in Investing Activities

The cash raised shall be used to make the prototypes of the laser rifle.
Any cash over the budgeted amount of $ 750,000 shall be invested in creating additional revenue streams, marketing and promotions of our stock, and other marketable securities.

Off-Balance Sheet Arrangements (Reserved for future use)

Contingencies

We may be involved in claims, lawsuits, government investigations, and proceedings arising from the ordinary course of our business and market stock prices. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to be incorrect, it may a material impact on our results of operations, financial position, stock prices, and cash flows.

Commitments

Our principal commitments may consist of obligations under capital and operating leases for equipment and office and laboratory facilities.

Recent Accounting Pronouncements (Reserved for future use)

Comprehensive Income (Reserved for future use)

Critical Accounting Policies and Estimates

Our consolidated financial statements shall be prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition for Payments and Other Fees (Reserved for future use)

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining our provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe that we may adequately reserve for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and may a material impact on our financial condition and operating results. The provision for income taxes includes the effects of any reserves that we believe are appropriate, as well as the related net interest and penalties.

Share-based Compensation (Reserved for future use)

Valuation of Our stock

The valuations of our stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We considered numerous objective and subjective factors to determine our best estimate of the fair value of our common Stock, including but not limited to, the following factor, our budgeted cost of operation for the first year.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risk, including changes to interest rates, foreign currency exchange rates and inflation.

Foreign Currency Exchange Risk

We may have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the Euro. In general, we are a net receiver of currencies other than the U.S. dollar. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, will negatively affect our revenue and other operating results as expressed in U.S. dollars.

We may experience and will continue to experience fluctuations in our net gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

Interest Rate Sensitivity

Our cash and cash equivalents and marketable securities consist of cash, certificates of deposit, time deposits, money market funds and U.S. government treasury and agency debt securities. Our investment policy and strategy are focused on preservation of capital, supporting our liquidity requirements, and compliance with the Investment Company Act of 1940.

Changes in U.S. interest rates affect the interest earned on our cash and cash equivalents and marketable securities and the market value of those securities. A hypothetical 100 basis point increase in interest rates would result in a decrease of approximately $15 million in the market value of our available-for-sale debt securities as of October 6, 2020. Any realized gains or losses resulting from such interest rate changes would only occur if we sold the investments prior to maturity.

Inflation Risk

We do not believe that inflation has had a material effect on our business and market stock prices, financial condition, or results of operations.

LETTER FROM JOSEPH L. DE BENEDITTIS

MTRON Research Labs, Inc. was not originally created to be a company. It was built to accomplish a defense mission and exploit the proprietary laser technology for the defense of our country.

Mr. DeBenedittis is one of the few living people that have a corporate memory on how their proprietary laser technology works.

The only other living person who still remembers how this laser technology works is Dr. George Johnson. Dr. Johnson was the laboratory assistant to Dr. Thomas Wats who invented the laser. Dr. Johnson is 83 years old.

The industry has poo-pooed this laser technology as its high power would consistently shatter the glass and the collimators that try to focus the scattered energy.

As I am 71 years old, I do not want our country to lose this worthwhile technology. I, therefore, have given MTRON Research Labs, Inc. the intellectual property rights so that this laser technology may be exploited for the defense of our country.

I formed MTRON Research Labs, Inc. to carry out these missions:

Missile Defense;

Communications; and,

To document the capability to cut through and shape hypersonic materials such as Heat Shields for Re-entry Vehicles and Hypersonic Space Craft.

At MTRON Research Labs, Inc., we are inspired by technologies that may have revolutionized how people spread and consume information. We often talk about inventions like the printing press and the television by simply making communication more efficient, they led to a complete transformation of many important parts of society. They gave more people a voice. They encouraged progress. They changed the way society was organized. They brought us closer together.

The additional revenue streams of very long distant communications, like to the moon and to other planets, presents the economic and capital markets with the possibility of making the most of this technology.

One result of making it easier to find better products is that business and market stock prices will be rewarded for building better products and ones that are personalized and designed around people. We may found the products that are "defense by design" tend to be more engaging than their traditional counterparts, and we look forward to seeing more of the worlds products move in this direction.

Our Mission and Our Business and market stock prices

As I said above, MTRON Research Labs, Inc. was not originally founded to be a company. We may always care primarily about our defense mission, the services we are building and the people who use them.

Most great people care primarily about building and being a part of great things, but they also want to make money. Through the process of building a team and also building a Designer community, raising capital market and investor base I may developed a deep appreciation for how building a strong company with a strong economic engine and strong growth can be the best way to align many people to solve important problems.

Simply put we do not build services to make money; we make money to build better services.

And we think this is a good way to build something. These days I think more and more people want to use services from companies that believe in something beyond simply maximizing profits.

By focusing on our mission and building great services, we believe we shall create the most value for our shareholders and partners over the long term and this in turn will enable us to keep attracting the best people and building more great services. We do not wake up in the morning with the primary goal of making money, but we understand that the best way to achieve our mission is to build a strong and valuable company.

This is how we think about our IPO as well. We are going public for our employees and our investors. We made a commitment to them when we give them equity that we would work hard to make it worth a lot and make it liquid, and this IPO and other tranches are fulfilling our commitment. As we become a public company, we are making a similar commitment to our new investors and we will work just as hard to fulfill it.

The Design Way

As part of building a strong company, we work hard at making MTRON Research Labs, Inc. the best place for great people to have a big impact on the world and learn from other great people. We have cultivated a unique culture and management approach that we call the Design Way.

The Design Way is an approach to building that involves continuous improvement and iteration. Designers believe that something can always be better, and that nothing is ever complete. They just have to make a go of it and often in the face of people who say it is impossible or are content with the status quo.

Designers try to build the best services over the long term by quickly releasing and learning from smaller iterations rather than trying to get everything right all at once. To support this, we may built a testing framework that at any given time can try out thousands of versions of MTRON Research Labs, Inc.

Designing is also an inherently hands-on and active discipline. Instead of debating for days whether a new idea is possible or what the best way to build something is, designers would rather just prototype something and see what works. There is a designer mantra that you will hear a lot around MTRON Research Labs, Inc. offices:'Designs win arguments.'

Design culture is also extremely open and meritocratic. Designs believe that the best idea and implementation should always win and why not the person who is best at lobbying for an idea or the person who manages the most people.

To encourage this approach, every few months we may a designer hackathon, where everyone suggests prototypes for new ideas they may have. At the end, the whole team gets together and looks at the ideas that have been put forth. Many of our most successful products came out of hackathons.

To make sure all our engineers share this approach, we require all new employees job shall go through a program called Bootcamp where they learn our mission, our tools and our approach. The type of hands-on people we are looking for are willing and able to go through Bootcamp.

The examples above all relate to engineering, but we may distill these principles into five core values for how we run MTRON Research Labs, Inc.:

Focus on Impact

If we want to say the biggest impact, the best way to do this is to make sure we always focus on solving the most important problems. It sounds simple, but we think most companies do this poorly and waste a lot of time. We expect everyone at MTRON Research Labs, Inc. to be good at finding the biggest problems to work on.

Move Fast

Moving fast enables us to build more things and learn faster. However, as most companies grow, they slow down too much because they are more afraid of making mistakes than they are of losing opportunities by moving too slowly. We may have a saying: 'Move fast and break things.' The idea is that if you never break anything, you are probably not moving fast enough.

Be Bold

Building great things means taking risks. This can be scary and prevents most companies from doing the bold things they should. However, in a world that is changing so quickly, you are guaranteed to fail if you do not take any risks. We may another saying: The riskiest thing is to take no risks. We encourage everyone to make bold decisions, even if that means being wrong some of the time.

Be Open

We believe that a more open world is a better world because people with more information can make better decisions and may a greater impact. That goes for everyone at MTRON Research Labs, Inc. that has access to as much information as possible about every part of the company so they can make the best decisions and may the greatest impact.

Build defense Value

Once again, MTRON Research Labs, Inc. exists to make the world safer, and not just to build a company. We expect everyone at MTRON Research Labs, Inc. to focus every day on how to build real value for the world in everything they do.

Thanks for taking the time to read this letter. We believe that we may have an opportunity to have an important impact on the world and build a lasting company in the process. I look forward to building something great together.

Joseph L. DeBenedittis

BUSINESS AND MARKET STOCK PRICES

Overview

Our mission is to exploit this Quantum Physics technology for the benefit of all mankind.

People connect with MTRON Research Labs, Inc. to connect with people. We believe that we are at the forefront of enabling faster, easier and richer communication between people around the world and in space.

How We Create Value for clients: Especially underwater communications: This solves some age-old problems: Communicating with people on the moon, and shooting down hostile missiles.

Our Size and Scale: MTRON Research Labs, Inc. is an Early-Stage Seed Capital Raising Company.

How We Create Value for Sub-contractors Through MTRON Research Labs, Inc.

The MTRON Research Labs, Inc. provides a set of development tools that enables sub-contractors to easily integrate our laser assemblies for our worldwide clients. We are focused on the growth and success of sub-contractors in creating compelling client experiences.

Our Market Opportunity

Our Raising Capital Market Opportunity

Traditional Offline Branded Raising capital. Defense spending accounts for
$ 695 billion. The up-and-coming generation are getting more used to the ideas from the Video Games about the possibilities of the Laser Rifle. Arnold Schwarzenegger in Terminator II used the Laser Cannon. Other Microsoft and Sony Games have also used the laser rifle to make the enemies go poof!

Raising capital on the world wide web is a significant market opportunity that learning and experimenting with the best ways to leverage reach, and relevance. We shall assemble a team of highly skilled engineers and computer scientists to balance our efforts to build effective products for clients while also prioritizing the overall client experience, and this balancing effort will influence the number of products we show and the formats and prominence of the products. Our strategy centers on the belief that more defense and relevant products are more valuable for both clients and clients.

Our Strategy

We are in the early days of pursuing our mission to make the world more defensive. We believe that we may a significant opportunity to further enhance the value we deliver to clients, sub-contractors, and clients. Key elements of our strategy are:

Expand Our Global Client Community. There are more than two billion global Defense-related clients according to an industry source and we aim to connect all of them.

Build Great Defense Products to Increase Engagement. We prioritize product development investments that we believe will create engaging interactions between our clients, sub-contractors, and clients on MTRON Research Labs, Inc., and across the web. We shall invest significantly in improving our core products,

Products for Sub-contractors

 The MTRON Research Labs, Inc.may provide a sub-assembly that sub-contractors can use to integrate their assemblies.

Example of Integrated Third-Party Prototype: Lockheed's Proposed Integration with Fighter Aircraft

Building and Maintaining Client Trust

Trust is a cornerstone of our business and market stock prices. We dedicate building client trust through developing and implementing programs designed to protect client privacy, promote a safe environment, and assure the security of client data. The resources we dedicate to this goal include engineers, analysts, lawyers, policy experts, and operations specialists, as well as hardware and software from leading vendors and solutions we may design and build.

Safety. We design our products to include robust safety tools. These tools are coupled with educational resources and partnerships with online safety experts to offer protections for all clients.

Security. We invest in technology, processes, and people as part of our commitment to safeguarding our information.

Competition

We face significant competition in almost every aspect of our business and market stock prices, including from companies such as Lockheed-Martin, Boeing, and United Technologies, that offer products and services that may compete with specific MTRON Research Labs, Inc. features. We also face competition from the Red Chinese, who figured out how to make a hand-held laser rifle; and, the Israeli who have figured out how to make a space-based weapon.

The areas in which we compete include:
Other countries are ahead of us in having a hypersonic missile that can reach Washington DC in less than 30 minutes from North Korea. The photo above shows the hypersonic missiles from the 4 hostile countries of Iran, North Korea, Russia, and Red China. Currently, our country has no defense against these hypersonic, hostile missiles.

The high-powered laser that MTRON Research Labs, Inc. has, can shoot pulses of energy at the speed of light to counter these hostile, hypersonic missiles.

Talent. We compete to attract and retain highly talented individuals, especially communications, embedded systems, and design engineers, designers, and product managers. Competition for employee talent is particularly intense in the Colorado Springs Area, where we are headquartered. We compete for these potential employees by providing a work environment that fosters and rewards creativity and innovation and by providing compensation packages that we believe will enable us to attract and retain key employees.

While our industry is evolving rapidly and is becoming increasingly competitive, we believe that we compete favorably on the factors described above. For additional information, see 'Risk Factors'. Our business and market stock prices are highly competitive. Competition presents an ongoing threat to the success of our business and market stock prices.

Technology

We shall assemble a team of highly skilled engineers and computer scientists whose expertise spans a broad range of technical areas. We make significant investments in product and feature development, data management and personalization technologies, large-scale systems and scalable infrastructure, and raising capital technologies, as follows:

Product and Feature Development. We aim to continuously improve our existing products and to develop new products for our clients, sub-contractors, and clients. Our product development philosophy is centered on continuous innovation in creating products that are defense by design, which means that our products are designed to place our clients and their defense interactions at the core of the product experience.

Our research and development expenses are budgeted for $ 750,495 per year for a five-year total of $ 3.75 million. Additional capital shall be raised to provide Quantum Physics Laboratories for our country. The point here is to allow the next generation of physicists and scientists to better understand how the laser phenomena works. The additional revenue streams of laser communications, hypersonic missile defense, and enhanced manufacturing capabilities then become possible.

Sales and Operations

We plan to operate several sales offices around the globe.

Marketing

To date, the MTRON Research Labs, Inc. leverages the utility of our products and our defense distribution channels as our most effective marketing tools. In addition, we plan to undertake various client acquisition efforts and regularly host events and conferences to engage with sub-contractors and clients.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of patents, patent applications, trademarks, copyrights, trade secrets, including know-how, license agreements, confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other contractual rights.

We cannot assure you that any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. In addition, any patents may be contested, circumvented, found unenforceable or invalid, and we may not be able to prevent third parties from infringing them.

We generally control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and our software is protected by U.S. and international copyright laws. Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights, licenses, and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Companies in the Defense-related, technology, and defense industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. From time to time, we face, and we expect to face in the future, allegations that we may infringe the trademarks, copyrights, patents, trade secrets and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business and market stock prices grows, we will likely face more claims of infringement. For additional information, see 'Risk Factors'. We are currently, and expect to be in the future, party to patent lawsuits and other intellectual property rights claims that are expensive and time consuming, and, if resolved adversely, may a significant impact on our business and market stock prices, financial condition, or results of operations.

Government Regulation

We are subject to a number of U.S. federal and state, and foreign laws and regulations that affect companies conducting business and market stock prices on the Defense-related, many of which are still evolving and being tested in courts, and may be interpreted in ways that may harm our business and market stock prices. These may involve client privacy, rights of publicity, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation and online payment services. In particular, we are subject to federal, state, and foreign laws regarding privacy and protection of client data. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly-evolving industry in which we operate. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies, and foreign governments concerning data protection which may affect us. For example, a revision to the 1995 European Union Data Protection Directive is currently being considered by legislative bodies that may include more stringent operational requirements and significant penalties for non-compliance.

We communicate with lawmakers and regulators in the countries and regions in which we do business and market stock prices. We may have a dedicated policy team that monitors legal and regulatory developments and works with policymakers and regulators around the world to help ensure that our perspective is heard in matters of importance to us.

Legal Proceedings

We may in the future be subject to lawsuits and disputes.

We may also be involved in other claims, lawsuits, government investigations, settlements, and proceedings arising from the ordinary course of our business and market stock prices.

Although the results of claims, lawsuits, government investigations, and proceedings in which we may be involved cannot be predicted with certainty, we do not believe that the final outcome of the matters discussed above may have a material adverse effect on our business and market stock prices, financial condition, or results of operations. However, defending these claims is costly and can impose a significant burden on management and employees, we may receive unfavorable or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

Culture and Employees

Our employees and our culture are critical to our success. We value our design culture,' which we define as a work environment that rewards creative problem solving and rapid decision making. We try to move fast in developing new products and then continually iterate and optimize to further improve our products. We seek employees who are motivated by the ability to may a direct impact on how hundreds of millions of people around the world connect, discover, and express themselves.

Facilities

As of October 6, 2020, we plan to lease laboratory and office space for 12 employees.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of January 1, 2021 :

Chairman and CEO: Joseph L. DeBenedittis

Chief Operations Officer: Arthur J. Nutter, also Chairman of Taeus Corporation

Chief Financial Officer: Thomas J. DeBenedittis

Vice President, Marketing and Business and Partnerships: To be filled

Vice President of Engineering: To be filled

Vice President, General Counsel, and Secretary: To be filled

Directors 1 through 5: To be filled

Audit Committee: To be filled

Compensation Committee: To be filled

Governance Committee: To be filled

Joseph L. DeBenedittis is our founder and has served as our CEO and as a member of our board of directors since October 2020. Mr. DeBenedittis has served as Chairman of our board of directors since October 2020.
Mr. DeBenedittis attended the University of Colorado at Boulder where he studied engineering design and economic evaluations and holds a Bachelor of Science Degree. He also has a Master Degree in Management from Troy University. In addition, Mr. De Benedittis has 44 hours of Graduate credits beyond the Masters Degree. Most of these additional graduate credit hours are in Curriculum and Instruction. We believe that Mr. DeBenedittis should serve as a member of our board of directors due to the perspective and experience he brings as our Founder, Chairman, and CEO, and as our largest and controlling Stockholder.

Arthur J. Nutter is our Chief Operating Officer since October 2020.
Mr. Nutter has developed several international technology corporations including Taeus Corporation. Mr. Nutter graduated in Mechanical Engineering also from the University of Colorado. The University of Colorado has 9 Nobel Laureates.

Thomas J. DeBenedittis has served as our Chief Financial Officer since October 2020. Prior to joining us, Mr. Thomas DeBenedittis served in various positions at Lehman Brothers. He has a Bachelor of Science Degree in Finance from the University of Missouri at St. Louis.

Election officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are family relationships between Mr. Joseph L. DeBenedittis and Mr. Thomas J. DeBenedittis

Board Composition

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of seven members. Our current certificate of incorporation and Proposed voting agreements provide for certain members of our board of directors to be elected as designees by Mr. DeBenedittis, the board of directors, or by certain classes of our capital Stock. The current members of the board of directors are:

Mr. Joseph L. DeBenedittis is the holder of the majority of the voting power of the outstanding shares of the stock;

Mr. Nutter was elected as the designee of the board of directors;

Mr. Joseph L. DeBenedittis was elected as his own designees.

The proposed voting agreement and the provisions of our certificate of incorporation by which the directors were elected may terminate in connection with our initial public offering, and, except as described in "Description of Capital Stock and Voting Agreements," there will be no further contractual obligations regarding the election of our directors. Our current directors will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock.

Classified Board

So long as the outstanding shares of our stock represent a majority of the combined voting power of common Stock, we will not have a classified board of directors, and all directors will be elected for annual terms.

When the outstanding shares of our stock represent less than a majority of the combined voting power of common Stock, we may have a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Our directors will be assigned by the then-current board of directors to a class.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of Stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our Stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director?s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.

As our board of directors is classified, only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See "Description of Capital Stock 'Anti-Takeover Provisions and Bylaw Provisions."

Director Independence

We intend to apply to list our stock on the NASDAQ Global Select Market or the New York Stock Exchange. The listing rules of these Stock exchanges generally require that a majority of the members of a listed company's board of directors be independent within specified periods following the closing of an initial public offering. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company's audit, compensation, and governance committees be independent.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1933, as amended (Exchange
Act). In order to be considered independent for purposes of Rule 10A-3, a or member of an audit committee of a listed company may not, other than in his her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectlyany consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is'independent' as that term is defined under the rules of the NASDAQ Stock Market and the New York Stock Exchange.

Mr. Joseph L. DeBenedittis, who comprise our governance committee, shall satisfy the independence standards for those committees established by applicable SEC rules and the rules of the NASDAQ Stock Market and the New York Stock Exchange.

Controlled Company

Because Mr. Joseph L.DeBenedittis controls a majority of our outstanding voting power, we are a "controlled company" under the corporate governance rules for publicly-listed companies. Therefore, we are not required to pay a majority of our board of directors to be independent, nor are we required to pay a compensation committee or an independent nominating function. In light of our status as a controlled company, our board of directors has determined not to have an independent nominating function and to pay the full board of directors be directly responsible for nominating members of our board. Additionally, as described in the section entitled "Description of Capital Stock and Anti-Takeover Provisions" n and Bylaw Provisions," as long as the outstanding shares of our stock represent a majority of the combined voting power of our common Stock, Mr. Joseph L.DeBenedittis will be able to effectively control all matters submitted to our Stockholders for a vote, as well as the overall management and direction of our company.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a governance committee, each of which may have the composition and responsibilities described below as of the closing of our initial public offering. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is to be filled at a later date. Our audit committee financial expert, as that term is defined under SEC rules and possesses financial sophistication as defined under the rules of the NASDAQ Stock Market

Our audit committee is directly responsible for, among other things: selecting the independent registered public accounting firm to audit our financial statements;
ensuring the independence of the independent registered public accounting firm;
discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
developing procedures to enable submission of anonymous concerns about accounting or audit matters;
considering the adequacy of our internal accounting controls and audit procedures;
reviewing related party transactions;
approving or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm; and overseeing our internal audit function.

Compensation Committee

the members of our compensation committee shall be filled at a later date.
Mr. Joseph L. DeBenedittis is the chairman of our compensation committee. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined under Section 162(m) of the Internal Revenue Code, as amended. Our compensation committee is responsible for, among other things:
reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;
reviewing and recommending to our board of directors the compensation of our directors;
reviewing and approving the terms of any compensatory agreements with our executive officers;
administering our Stock and equity incentive plans;
reviewing and making recommendations to our board of directors with respect to incentive compensation and equity plans; and establishing and reviewing our overall compensation philosophy.

Governance Committee

Our governance committee is comprised of Mr. Joseph L. DeBenedittis, the chairman of our governance committee. Our governance committee is responsible for, among other things:
reviewing developments in corporate governance practices;
developing and recommending our corporate governance guidelines and policies, and evaluating their sufficiency;
reviewing Proposed waivers of the code of conduct;
overseeing the process of evaluating the performance of our board of directors; and advising our board of directors on corporate governance matters.

Each of the above committees shall have a written charter approved by our board of directors. Following the closing of our initial public offering, copies of each charter will be posted on the Investor Relations section.

Compensation Committee Interlocks and Insider Participation
During 2020, our compensation committee consisted of Mr. DeBenedittis.

Code of Business Ethics and Conduct

In connection with our initial public offering, our board of directors will adopt a code of business and market stock prices ethics and conduct that will apply to all of our employees, officers, and directors. The full text of our code of business and market stock prices conduct will be posted on the Investor Relations section of our prospectus. We intend to disclose future amendments to certain provisions of our code of business and market stock prices conduct, or waivers of these provisions, on our prospectus or in filings under the Exchange Act.

Director Compensation: No monetary compensation.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This section explains our executive compensation philosophy, objectives, and design; our compensation-setting process; our executive compensation program components; and the decisions made in 2020 with respect to the compensation of each of our named executive officers. Our named executive officers for 2020, which consist of the executive officers who appear in '2020 Summary Compensation Table' below, are:
Joseph L. DeBenedittis, our Founder, Chairman and Chief Executive Officer
(CEO);
Arthur J. Nutter, our Chief Operating Officer (COO);
Thomas J. DeBenedittis, our Chief Financial Officer;
Position to be filled, our Vice President, Engineering; and Position to be filled, our Vice President, General Counsel, and Secretary.

Executive Compensation Philosophy, Objectives and Design

Philosophy. We are focused on our mission to make the world more open and connected. We believe that MTRON Research Labs, Inc. is at the beginning of this journey and that for us to be successful we must hire and retain people who can continue to develop our strategy, quickly innovate and build new products, bolster the growth of our client base and client engagement, and constantly enhance our business and market stock prices model. To achieve these objectives, we need a highly talented team comprised of engineering, product, sales, and general and administrative professionals. We also expect our executive team to possess and demonstrate strong leadership and management capabilities.

Objectives. Our compensation programs for our named executive officers are built to support the following objectives:
attract the top talent in our leadership positions and motivate our executives to deliver the highest level of individual and team impact and results; encourage our executives to model the important aspects of our culture, which include moving fast, being bold, communicating openly and building trust with each other and our employees; ensure each one of our named executive officers receives a total compensation package that encourages his or her long-term retention; reward high levels of performance with commensurate levels of compensation; and align the interests of our executives with those of our Stockholders in the overall success of MTRON Research Labs, Inc. by emphasizing long-term incentives.

Compensation-Setting Process shall be determined by the Department of Labor Statistics

Elements of Executive Compensation

Our executive officer compensation packages generally include:
base salary;
And an option to purchase equity at $ 0.40 per share for each hour worked. This option may be exercised after 5 years of employment with MTRON Research Labs, Inc.

We believe that our compensation mix supports our objective of focusing on at-risk compensation having significant financial upside based on company and individual performance. We expect to continue to emphasize equity awards because of the direct link that equity compensation provides between Stockholder interests and the interests of our executive officers, thereby motivating our executive officers to focus on increasing our value over the long term.

By delivering equity values that are highly competitive when compared against those our peers would grant to executives with similar responsibility;
With each executive officer's individual performance assessment, the results and contributions delivered during the year, as well as the anticipated potential future impact of each individual executive;
With the size and vesting schedule of existing equity grants in order to maximize the retentive power of all additional grants; and the size of each executive officer?s total cash compensation (base salary plus cash bonus awards at target), which is generally lower than the cash compensation for executives with similar responsibilities at our peer companies.

Mr. Joseph L. DeBenedittis did not receive any additional equity grants in 2020 because our compensation committee believed that his existing equity ownership position sufficiently aligns his interests with those of our Stockholders.

Compensation Governance

The compensation committee seeks to ensure sound executive compensation practices to adhere to our pay-for-performance philosophy while appropriately managing risk and aligning our compensation programs with long-term Stockholder interests. The following practices were in effect during 2020:

That the compensation committee is comprised solely of independent directors;

The compensation committee shall conduct an annual review and approval of our compensation strategy, including a review of our compensation-related risk profile to ensure that our compensation-related risks are not reasonably likely to may a material adverse effect on our company;
That the compensation committee retains discretion on bonus payouts to enable it to respond to unforeseen events and adjust bonus payouts as appropriate; We do not offer post-employment benefits, except in the case of certain new hires in prior years; and

Our philosophy and related governance features are complemented by several specific practices that are designed to align our executive compensation with long-term Stockholder interests, including the following:

we offer limited perquisites that are for business and market Stock price-related purposes or necessary for the security of our CEO; and our executives participate in broad-based company-sponsored health and welfare benefits programs on the same basis as our other full-time, salaried employees.

Post-Employment Compensation

The material terms of post-employment compensation for future directors are described below in "Employment Agreements and Offer Letters" and "Potential Payments upon Termination or Change in Control."

Perquisites and Other Benefits

Consistent with the practices of many companies in our Peer Group, we provide perquisites to our named executive officers for the reasons described below.

Because of the high visibility of our company, we may implement a comprehensive security program' for Mr. Joseph L. DeBenedittis to address safety concerns resulting from his position as our founder, Chairman, and CEO. We require these security measures for the company?s benefit because of the importance of Mr. DeBenedittis to MTRON Research Labs, Inc., and we believe that the costs of this comprehensive security program are appropriate and necessary. We shall pay for the initial procurement, installation and maintenance of security measures for Mr. DeBenedittis personal residence, and we pay for the annual costs of security personnel.

Our compensation committee shall authorize our CEO and COO to use private aircraft for business and market stock prices purposes. This practice maximizes such executives' productive time and ensures their quick availability. In addition, Mr. Joseph L. DeBenedittis may use private aircraft for personal purposes in connection with his comprehensive security program. On certain occasions, Mr. DeBenedittis may be accompanied by family members or others when using private aircraft. For flights involving passengers flying for personal purposes, the aggregate incremental cost of such personal usage is reported as other compensation to Mr. DeBenedittis. The reported aggregate incremental cost is based on costs provided by the applicable charter company, and includes passenger fees, fuel, crew and catering costs.

For 162(m) Tax Deductibility, Please consult with an Enrolled IRS Agent.

Compensation Risk Assessment

Our management team and the compensation committee each play a role in evaluating and mitigating any risk that may exist relating to our compensation plans, practices and policies for all employees, including our named executive officers. In connection with this offering, management conducted a risk assessment of our compensation plans and practices and concluded that our compensation programs do not create risks that are reasonably likely to may a material adverse effect on the company. The compensation committee has reviewed and agrees with management's conclusion.

The objective of the assessment was to identify any compensation plans or practices that may encourage employees to take unnecessary risk that may threaten the company. No such plans or practices were identified. The risk assessment process included, among other things, a review of our cash and equity incentive-based compensation plans to ensure that they are aligned with our company performance goals and the overall compensation to ensure an appropriate balance between fixed and variable pay components and between short- and long-term incentives.

Employment Agreements and Offer Letters

We may enter into employment agreements or offer letters with each of the named executive officers. These agreements provide for at-will employment and generally include the named executive officer?s initial base salary, an indication of eligibility for an annual cash incentive award opportunity, and, in some cases, arrangements with respect to the accelerated vesting of equity awards. In addition, each of our named executive officers has executed a form of our standard confidential information and invention assignment agreement. Any potential payments and benefits due upon a termination of employment or a change in control of us are further described and quantified below in Potential Payments upon Termination or Change in Control."

Joseph L. DeBenedittis

We entered into an Proposed offer letter with Mr. Joseph L. DeBenedittis, our founder, Chairman, and CEO, in October 6, 2020. His annual base salary is $ 1.

Arthur J. Nutter

We entered into verbal employment agreement with Mr. Nutter, our Chief Operating Officer, in October 2020. The employment agreement has no specific term and constitutes at-will employment. Mr. Nutter's current annual base salary is $ 1.

Thomas J. DeBenedittis

We entered into an Proposed offer letter with Mr. Thomas DeBenedittis our Chief Financial Officer, in January 2021. The offer letter agreement has no specific term and constitutes at-will employment. His base salary is $ 1 per year.

Potential Payments upon Termination or Change in Control (Reserved for future use)

Employee Benefit Plans shall be determined by our Compensation Committee.

Limitations on Liability and Indemnification Matters

Our certificate of incorporation that shall be in effect at the closing of our initial public offering and other tranches contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our Stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

any breach of the director?s duty of loyalty to us or our Stockholders;
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
unlawful payments of dividends or unlawful Stock repurchases, or redemptions as provided in Section 174 of the Delaware General Corporation Law; or any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws that may be in effect at the closing of our initial public offering and other tranches require us to indemnify our directors, executive officers and other key employees to the maximum extent not prohibited by the Delaware General Corporation Law or any other applicable law and allow us to indemnify other officers, employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law.

We may enter, and intend to continue to enter, into separate indemnification agreements with our directors, executive officers and other key employees, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require us to indemnify our directors, executive officers and other key employees for certain expenses, including attorneys fees, judgments, penalties fines and settlement amounts actually and reasonably incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request, including liability arising out of negligence or active or passive wrongdoing by the officer or director. We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers and key employees. We also maintain directors and officers liability insurance and reimbursement for an umbrella policy above their homeowners insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and restated bylaws may discourage Stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other Stockholders. Further, a Stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (Securities Act), may be permitted to directors, executive officers or persons controlling us, we may been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Proposed Investors Rights Agreement

We may be entering into an investors rights agreement with certain holders of our convertible preferred Stock and common Stock, including entities with which certain of our directors are affiliated. Certain holders of shares of stock are entitled to rights with respect to the registration of their shares following our initial public offering and other tranches under the Securities Act. For a description of these registration rights, see "Description of Capital Stock
 'Registration Rights."

Conversion Agreement

Our Preferred Shares have a 5 to 1 conversion feature into common stock that may be exercised at any time within 3 years after purchase.

Lock-up is per SEC requirements.

The Automatic Conversion of Shares upon the Occurrence of Certain Events:

After 3 years, each share of the convertible equity shall convert into 5 shares of common stock. The annual interest rate on this convertible debt is 15% annually, payable in common shares.

Employment Arrangements With Immediate Family Members of Our Executive Officers and Directors

Thomas J. DeBenedittis, the son of Joseph L. DeBenedittis, our founder, Chairman, and CEO, is employed by us. During 2020, Mr. Thomas DeBenedittis had total cash compensation, including base salary, bonus and other compensation, of $1.

Indemnification Agreements

We shall enter into indemnification agreements with each of our directors, executive officers and other key employees. The indemnification agreements and our Proposed bylaws will require us to indemnify our directors to the fullest extent permitted by Delaware law. For more information regarding these agreements, see "Executive Compensation, Limitations on Liability and Indemnification Matters."

Commercial Agreements, None.

Review, Approval or Ratification of Transactions with Related Parties

Our policy and the charter of our audit committee will require that any transaction with a related party that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our governance committee. These committees have not adopted policies or procedures for review of, or standards for approval of, these transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock and Preferred Stock as of January 31, 2021, and as adjusted to reflect the sale of Common Stock and Preferred Stock offered by us and the selling Stockholders in our initial public offering, for: each Stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of stock or common Stock; each of our directors; each of our named executive officers; and all of our directors and executive officers as a group.

DESCRIPTION OF CAPITAL STOCK

Future Regulations A+, C, CF, and D filings shall detail further efforts for our stock placements and subscriptions.

Dividend Rights

No dividends are anticipated at this point in time.

Voting Rights

The holders of our Convertible Equity are entitled to no votes per share, and holders of our Common Stock are entitled to one vote per share. The holders of our Common Stock vote together as a single class, unless otherwise required by law. Delaware law may require either holders of our Equity Stock to vote separately as a single class in the following circumstances:
if we were to seek to amend our certificate of incorporation to increase the authorized number of shares of a class of Stock, or to increase or decrease the par value of a class of Stock, then that class would be required to vote separately to approve the Proposed amendment; and if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of Stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the Proposed amendment.

No Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking required to vote separately to approve any proposed amendments.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our Stockholders are distributable ratably among the holders of our common Stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of Convertible Equity.

Conversion

Each share of Convertible Equity has no voting rights, and does have the option to convert to 5 shares of common stock anytime within three years of the purchase date. See the Risks Section. This is not intended to provide any type of investment, legal, or tax advice.

Voting Agreements

Our CEO shall enter into voting agreements with certain of our Stockholders, which voting agreements will remain in effect after the completion of this offering.

We do not believe that the parties to these voting agreements constitute a group under Section 13 of the Exchange Act, as Mr. DeBenedittis shall exercise voting control over the shares held by these Stockholders.

Registration Rights

Form S-3 Registration Rights shall begin after MTRON authorizes an Employee Stock Option Plan.

Anti-Takeover Provisions

So long as the outstanding shares of our stock represent a majority of the combined voting power of common Stock, Joseph L. DeBenedittis will effectively control all matters submitted to our Stockholders for a vote, as well as the overall management and direction of our company, which may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

Upon the closing of our initial public offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business and market stock prices combination, which includes a merger or sale of at least 10% of the corporation's assets with any interested Stockholder, meaning a Stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested Stockholder status, did own 15% or more of the corporation's outstanding voting Stock, unless:
the transaction is approved by the board of directors prior to the time that the interested Stockholder became an interested Stockholder;
upon consummation of the transaction which resulted in the Stockholder's becoming an interested Stockholder, the interested Stockholder owned at least 85% of the voting Stock of the corporation outstanding at the time the transaction commenced, excluding Stock owned by directors who are also officers of the corporation; or subsequent to such time that the Stockholder became an interested Stockholder the business and market stock prices combination is approved by the board of directors and authorized at an annual or special meeting of Stockholders by at least two-thirds of the outstanding voting Stock which is not owned by the interested Stockholder.

A Delaware corporation may 'opt out' of these provisions with an express permission from a Stockholders provision in its original certificate of incorporation or the bylaws resulting amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these or other takeover or change in control attempts of us that may be discouraged or prevented.

Listing

We intend to apply to list our stock on under the symbol "MTRON".

Transfer Agent and Registrar

The transfer agent and registrar for our stock is currently Fidelity Investments. Other interested investment brokerage firms are invited to become addititional registrars for our stock.

SHARES ELIGIBLE FOR FUTURE SALE

The public shall be notified of the additional tranches by amendments to this Preliminary Prospectus. The SEC lock-up and market stand-off periods shall be abided by.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF stock

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK AND PREFERRED
STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF
THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We do not expect to declare or pay any dividends on our stock in the foreseeable future. If we do pay dividends on shares of our Common Stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder's adjusted tax basis in shares of our common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our Common Stock. See "Sale of Common Stock."

Any dividend paid to a non-U.S. holder on our stock will generally be subject to apply, however, or might apply at a to U.S. withholding tax at the current rate. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty.

Sale of stock

The Foreign Investment in Real Property Tax Act, FIRPTA, rules may apply to a sale, exchange or other disposition of our stock.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent's country of residence provides otherwise.

Backup Withholding and Information Reporting

The Tax Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. The backup withholding on any gains made shall be handled by our investment brokerage firms.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

To this date, no underwriters have expressed interest. All equity placements under this tranche are being handled by Fidelity Investments.
We recommend that a brokerage account be established with Fidelity Investments.

We intend to apply to have our Common Stock quoted on under the trading symbol "MTRON".

Pricing of the Offering

Prior to our initial public offering and other tranches, there has been no public market for our Common Stock. The initial public offering and other tranches price will be determined by negotiations among us, the selling Stockholders, and the representative of the underwriters. Among the factors considered in determining the initial public offering and other tranches price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering and other tranches price range set forth on the cover page of this Prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares will develop, or that after the offering the shares will trade in the public market at or above the initial public offering and other tranches price.

Selling Restrictions

With no guarantee of any type of stock price stability and no guarantee of any stock price increases, and as operating finances permit, MTRON Research Labs, Inc. plans to buy back its stock at the rate of 1% to 10% of its operating revenue. MTRON Research Labs, Inc. shall set its equity prices on a monthly basis. With each amendment to its S-1 Registration with the Securities and Exchange Commission, each month may have a "lock-out" period as determined by the Security and Exchange Commission.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, an offer of securities may not be made to the public in that Member State, other than:
 (a) to any legal entity that is a qualified investor as defined in the Prospectus Directive;
 (b) to fewer than 100 or, if that Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than 'qualified investors' as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative; or
 (c) in any other circumstances that do not require the publication of a Prospectus pursuant to Article 3 of the Prospectus Directive;
provided that no such offer of securities shall require us or any underwriter to publish a Prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an 'offer of securities to the public' in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Member State, and the expression 'Prospectus Directive' means Directive 2003/71/EC and includes any relevant implementing measure in that Member State, and the expression, 2010
PD Amending Directive? means Directive 2010/73/EU.

United Kingdom

This Prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of
Article 2(1)(e) of the Prospective Directive (qualified investors) that also
(i) may professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within
Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons. The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than
(i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or
(ii) to professional investors within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a Prospectus within the meaning of the Companies Ordinance (Cap.32, Laws of Hong
Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

Singapore

This Prospectus has not been registered as a Prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business and market stock prices of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an or institutional investor under Section 274 of the SFA or to a relevant person, any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities may not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange
Law) and may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other Stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance Prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing Prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other Stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares may been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This Prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This Prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this Prospectus nor taken steps to verify the information set forth herein and has no responsibility for the Prospectus. The shares to which this Prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this Prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of stock offered hereby will be passed upon for us by a law firm that specializes in SEC matters. An interested law firm could act as counsel to the underwriters.

EXPERTS

An interested independent. Certified, registered, public accounting firm shall audit our consolidated financial statements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We shall file with the SEC a registration statement on Form S-1 and amendments to the S-1 form under the Securities Act with respect to the shares of stock offered hereby. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this Prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected by accessing the EDGAR database at www.sec.gov.

MTRON RESEARCH LABS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As of this date, MTRON Research Labs, Inc. has no audited financial statements.

MTRON RESEARCH LABS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

We shall prepare the consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of MTRON Research Labs, Inc.and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates

Conformity with GAAP requires the use of estimates and judgments that affect consolidated financial statements and accompanying notes. These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources. We base our estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances. GAAP r equires us to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, collectability of accounts receivable, contingent liabilities, fair value of share-based awards, fair value of financial instruments, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, and income taxes. These estimates are based on management?s knowledge about current events and expectations about actions we may undertake in the future. Actual results may differ materially from those estimates.

Cash and Cash Equivalents, and Marketable Securities

We may hold investments in short-term and long-term marketable securities, consisting of U.S. government and government agency securities. We classify our marketable securities as available-for-sale investments in our current assets because they represent investments of cash available for current operations. Our available-for-sale investments are carried at estimated fair value with any unrealized gains and losses, net of taxes, included in accumulated other comprehensive income or loss in Stockholders equity. Unrealized losses are charged against other income (expense), net when a decline in fair value is determined to be other-than-temporary. We may not recorded any such impairment charge in any period presented. We determine realized gains or losses on sale of marketable securities on a specific identification method, and record such gains or losses as a component of other income (or expense.

We shall classify certain restricted cash balances within prepaid expenses and other current assets and other assets on the accompanying consolidated balance sheets based upon the term of the remaining restrictions.

Non-Marketable Securities

We may invest in certain investment funds that are not publicly traded. We carry these investments at cost because we do not may significantly influence over the underlying investee. We assess for any other-than-temporary impairment at least on an annual basis. No impairment charge has been recorded to-date on our non-marketable securities.

MTRON RESEARCH LABS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Reserved for future use)

Fair Value of Financial Instruments

We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 Quoted prices in active markets for identical assets or liabilities. Level 2 Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Our valuation techniques used to measure the fair value of money market funds and marketable debt securities were derived from quoted prices in active markets for identical assets or liabilities.

Foreign Currency

Generally the functional currency of our future international subsidiaries shall be the local currency. We translate the financial statements of these subsidiaries to U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates of exchange for revenue, costs, and expenses. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of Stockholders equity. Net losses that may result from foreign exchange transactions were insignificant for the year ended December 31, 2020, and were $0, respectively, for the years ended December 31, 2020. These losses were recorded as a component of other income (expense), net.

Property and Equipment

Property and equipment, shall include amounts recorded under capital leases, are stated at cost. Depreciation shall be computed using the straight-line method over the estimated useful lives of the assets or the remaining lease term, in the case of a capital lease, whichever is shorter.

The estimated useful lives of property and equipment are listed in the tax codes.

MTRON RESEARCH LABS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Reserved for future use)

Land and assets held within construction in progress are not depreciated.

The cost of maintenance and repairs shall be expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in income from operations.

Long-Lived Assets, Including Goodwill and Other Acquired Intangible Assets

We evaluate the recoverability of property and equipment and amortizable intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of property and equipment and intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. In addition, we test goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that this asset may be impaired. These tests are based on our single operating segment and reporting unit structure. No indications of impairment of goodwill were noted during the years presented.

Acquired amortizable intangible assets, which are included in goodwill and intangible assets, net, are amortized on a straight-line basis over the estimated useful lives of the assets. The estimated remaining useful lives for intangible assets range from less than one year to 16 years.

In addition to the recoverability assessment, we routinely review the remaining estimated useful lives of property and equipment and amortizable intangible assets. If we reduce the estimated useful life assumption for any asset, the remaining unamortized balance would be amortized or depreciated over the revised estimated useful life.

Lease Obligations

We may lease office space, data centers, and equipment under non-cancelable capital and operating leases with various expiration dates through 2027. Certain of the operating lease agreements contain rent holidays, rent escalation provisions, and purchase options. Rent holidays and rent escalation provisions are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease inception.

MTRON RESEARCH LABS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Reserved for future use)

Income Taxes

We recognize income taxes under the asset and liability method.

MTRON RESEARCH LABS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Reserved for future use)

Revenue Recognition

We shall generate substantially all of our revenue from raising capital. We recognize revenue once all of the following criteria may been met:
persuasive evidence of an arrangement exists; delivery of MTRON Research Labs, Inc.'s obligations to our customer has occurred; and the price of our services are fixed or determinable.

Raising capital

Raising capital revenue is generated from the display and use of our prototypes. The arrangements are evidenced by either online acceptance of terms and conditions or contracts that stipulate the types of raising capital to be delivered, the timing and the pricing.

All revenue is recognized net of applicable sales and other taxes, where appropriate.

Cost of Revenue

Our cost of revenue consists primarily of expenses associated with the delivery and distribution of our products. These include expenses related to the operation of our laser laboratories such as facility and server equipment depreciation, facility and server equipment rent expense, energy and bandwidth costs, support and maintenance costs, and salaries, benefits and share-based compensation for certain personnel on our operations teams. Cost of revenue also includes credit card and other transaction fees related to processing customer transactions.

Deferred Revenue and Deposits

Deferred revenue and deposits comprise primarily of billings in advance of revenue recognition from our services described above and are recognized as revenue when revenue recognition criteria are met.

Credit Risk and Concentration

Financial instruments that may be owned by the company are potentially subject to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, marketable securities, and accounts receivable. Cash equivalents consist of short-term money market funds and U.S. government and agency securities, which are deposited with reputable financial institutions. investment-grade securities with the objective to preserve capital and to maintain liquidity until the funds can be used in business and market stock prices operations. Bank accounts in the United States are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Our operating accounts may significantly exceed the FDIC limits.

Accounts receivable are typically unsecured and are derived from revenue earned from customers across different industries and countries.

We perform ongoing credit evaluations of our customers, and generally do not require collateral. An allowance for doubtful accounts is determined using the specific-identification method for doubtful accounts and an aging of receivables analysis based on invoice due dates. Uncollectible receivables are written off against the allowance for doubtful accounts when all efforts to collect them may been exhausted, and recoveries are recognized as an increase to the allowance when they are received.

Raising Capital Expense

We expense our costs of raising capital in the period in which they are incurred. Raising capital expense, which is included in marketing and sales expenses, totaled $ 0 for the year ended December 31, 2020.

Segments

Our chief operating decision-maker is our Chief Executive Officer who reviews financial information presented on a consolidated basis.

Earnings per Share

We shall compute earnings per share (EPS) of stock using the two-class method required for participating securities. Our participating securities include all series of our convertible preferred Stock and restricted Stock awards. Undistributed earnings allocated to these participating securities are subtracted from net income in determining net income attributable to the Stockholders. Basic EPS is computed by dividing net income attributable to the Stockholders by the weighted-average number of shares of our outstanding stock, adjusted for outstanding shares that are subject to repurchase.

For the calculation of diluted EPS, net income attributable to the stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. In addition, the computation of the diluted EPS of stock assumes the conversion from common Stock, while the diluted EPS of stock does not assume the conversion of those shares. Diluted EPS attributable to common Stockholders is computed by dividing the resulting net income attributable to common Stockholders by the weighted average number of fully diluted common shares outstanding.

Basic and diluted EPS are the same for each class of stock because they are entitled to the same liquidation and dividend rights.

Pro Forma EPS (unaudited)  (Reserved for Future Use)

Property and Equipment (Reserved for future use)

Goodwill and Intangible Assets (Reserved for future use)

Acquired patents may estimate useful lives ranging from four to 18 years at acquisition. The average term of acquired non-compete agreements is generally two years. Acquired technology and other may estimate useful lives of two to ten years.

Long-term Debt (Reserved for future use)

Fair Value Measurements (Reserved for future use)

Commitments and Contingencies (Reserved for future use)

Leases (Reserved for future use)

Contingencies (Reserved for future use)

Legal Matters (Reserved for future use)

Indemnifications

In the normal course of business and market stock prices, to facilitate transactions of services and products, we may agree to indemnify certain parties with respect to certain matters. We may agree to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made by third parties. In addition, we may also agree to indemnify certain investors with respect to representations made by us in connection with the issuance and sale of preferred Stock. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, we may entered into indemnification agreements with our officers, directors, and certain employees, and our certificate of incorporation and bylaws contain similar indemnification obligations.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

Conversion

Each share of preferred Stock is convertible, at the option of the holder thereof, within 3 years after the date of issuance of such share, into such number of fully paid and non-assessable shares of Common Stock as is determined by trading 5 shares of common stock for each share of convertible equity.

Liquidation Preferences

In the event we liquidate, dissolve, or wind up our business and market stock prices, either voluntarily or involuntarily, the holders of our convertible preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of our assets to the holders of Common Stock, an amount per share equal to $ 0.000000001. the par value.

If, upon the occurrence of any of these events, the assets and funds distributed among the holders of the convertible preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then our entire assets and funds legally available for distribution shall be distributed ratably among the holders of the convertible preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

If there are any remaining assets upon the completion of the liquidating distribution to the convertible equity Stockholders, the holders of our Common Stock will receive all our remaining assets. The merger or consolidation of us into another entity in which our Stockholders own less than 50% of the voting Stock of the surviving company, or the sale, transfer, or lease of substantially all our assets, shall be deemed a liquidation, dissolution, or winding up of us. As the 'redemption' events are within our control for all periods presented, all shares of preferred Stock may have been presented as part of permanent equity.

Voting Rights

The holder of each share of convertible equity does not have the same voting rights as the holders of common Stock, and is entitled to notice of any Stockholders meeting in accordance with our bylaws, and together with the holders of common Stock. Each holder of Common Stock is entitled to one vote for each share of stock held.

Our certificate of incorporation authorizes the issuance of stock. We are authorized to issue 100,000,000 shares of stock, each with a par value of $ 0.000001 per share.

Share-based Compensation Plans (Reserved for future use)

Shares Reserved for Future Issuance (Reserved for future use)

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the Securities Act).

As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation that will be in effect at the closing of the offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:
any breach of the director?s duty of loyalty to the Registrant or its Stockholders;
acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and Stock purchases); or any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant's bylaws that will be in effect at the closing of our initial public offering, provide that: the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;
the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;
the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and the rights conferred in the bylaws are not exclusive.

The Registrant has entered, and intends to continue to enter, into separate indemnification agreements with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of the Registrant regarding which indemnification is sought.

The Registrant shall carry liability insurance for its directors and officers.

Recent Sales of Unregistered Securities (Reserved for future use)

Acquisitions (Reserved for future use)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on this 5th day of April 2021.

/S/ JOSEPH L. DEBENEDITTIS
Joseph L. DeBenedittis
Chairman and Chief Executive Officer
MTRON RESEARCH LABS INC.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joseph L. DeBenedittis, Thomas J. DeBenedittis, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement and any registration statement related thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or may do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signed this 5th day of April, 2021

/S/ JOSEPH L. DE BENEDITTIS
Joseph L. DeBenedittis
Chairman and Chief Executive Officer

Signed this 5th day of April, 2021

/S/ THOMAS J. DE BENEDITTIS
Thomas J. DeBenedittis
Chief Financial Officer
(Principal Financial Officer)